pE 4-28-02

02057355

EVERYBODY WINS



ANNUAL REPORT 2002

Isle of Capri Casinos, Inc.

Isle of Capri Casinos, Inc.

WKm


Isle of Capri Casino

Isle of Capri Casinos®, Inc.'s mission is to be the best gaming entertainment company...

...Best for its Guests

...Best for its Employees

...Best for its Communities

...Best for its Investors

Not the biggest—but the Best!

TABLE OF CONTENTS

OUR COMPANY

Isle of Capri Casinos, Inc. opened its doors on August 1, 1992 with a single casino property in Biloxi, Mississippi. The company, led by Bernard Goldstein, often referred to as the Father of Riverboat Gaming, opened the first gaming operation in the South. Since that day nine years ago, Isle of Capri Casinos has grown into a billion-dollar company and currently operates 14 casino and resort properties.

Through the strategy of Islestylezation, Isle of Capri has grown to represent a strong presence in the gaming industry. Each Isle-owned property operates under uniform guidelines allowing for reduced costs as well as consistency.

Isle of Capri Casinos operates riverboat, dockside and land-based casinos in Biloxi, Vicksburg, Tunica, Lula, and Natchez, Mississippi; Bossier City and Lake Charles (two riverboats), Louisiana; Black Hawk, Colorado; Bettendorf, Davenport and Marquette, Iowa; Kansas City and Boonville, Missouri; and Las Vegas, Nevada. The company also operates Pompano Park Harness Racing Track in Pompano Beach, Florida.

A progressive company with proven stability, Isle of Capri Casinos continues to successfully make its mark as a publicly traded company. The Isle of Capri Casinos common stock is traded on the NASDAQ Stock Market under the symbol ISLE.

Mission Statement

Our Company




casino

Financial Highlights


109.2
159.3
224.2
241.3
1999
2000
2001
2002
EBITDA ($ MILLIONS)
EBITDA
($ Millions)


456.9
646.7
982.8
1,085.3
1999
2000
2001
2002
REVENUES ($ MILLIONS)
REVENUES
($ Millions)


676.5
1,305.5
1,382.9
1,340.2
1999
2000
2001
2002
TOTAL ASSETS ($ MILLIONS)
TOTAL ASSETS
($ Millions)

CONSOLIDATED ISLE OF CAPRI CASINOS, INC.

(In thousands, except per share data)

Fiscal Year Ended	April 28, 2002	April 29, 2001[1]	April 30, 2000[1]
Income Statement Data			
Revenues[2]	**$1,085,311**	$982,801	$646,704
Operating expenses	**981,328**	837,069	533,208
Operating income[3]	**103,983[3]**	145,732	113,496
EBITDA[4]	**241,280**	224,217	159,262
Income before taxes and extraordinary item[3]	**8,067[3]**	45,648	57,528
Income before extraordinary item per common share–diluted[3]	**0.15[3]**	0.80	1.15
Balance Sheet Data			
Total assets	**$1,340,223**	$1,382,907	$1,305,514
Long-term debt including current portion	**1,009,299**	1,039,121	962,901
Stockholders' equity	**159,198**	166,041	155,520

1 Refer to management's discussion and analysis of financial conditions and results of operation for comments regarding the comparability of the information presented.

2 Revenues are presented net of complimentaries, slot points expense and cash coupon redemptions. Slot points expense and cash coupon redemptions were previously charged to marketing expense. Prior year information has been adjusted for comparison purposes.

3 Fiscal 2002 amount has been reduced by pre-tax valuation charges totaling $61,362, primarily to write down Isle–Tunica and Lady Luck–Las Vegas to estimated fair value. Had these non-cash, non-recurring charges not been made, operating income, income before taxes and extraordinary item and income before extraordinary item per common share-diluted would have been $165,345, $69,429 and $1.48 respectively.

4 EBITDA, or "earnings before interest, income taxes, depreciation and amortization," is a supplemental financial measurement used by Isle of Capri in the evaluation of its business. EBITDA is defined as net income (loss) plus (a) income taxes, (b) interest expense (net of interest income), (c) depreciation and amortization and (d) inter-company management fees. Additionally, EBITDA has been adjusted for the following non-recurring items: (a) accrued litigation settlement reversal, (b) valuation charge, (c) restructuring charge and (d) pre-opening expenses as reflected in our consolidated financial statements and notes to those statements. EBITDA also excludes equity in income (loss) of unconsolidated joint ventures and minority interest. These adjustments to EBITDA are allocated to Isle of Capri and its subsidiaries based on the entity giving rise to the adjustment. However, EBITDA should only be read in conjunction with all of our financial data summarized above and our consolidated financial statements and notes to those statements prepared in accordance with GAAP appearing elsewhere in this annual report. EBITDA is presented not as an alternative measure of operating results or cash flow from operations (as determined in accordance with GAAP), but because it is a widely accepted financial indicator of a company's ability to incur and service debt.



BILOXI, MS

Year	EBITDA ($ MILLIONS)	EBITDA (MARGIN)
1999	24.9	28.2%
2000	23.5	27.1%
2001	22.4	27.2%
2002	21.9	26.7%

VICKSBURG, MS

Year	EBITDA ($ MILLIONS)	EBITDA (MARGIN)
1999	14.5	29.0%
2000	20.0	32.7%
2001	22.3	36.3%
2002	18.5	31.9%

NATCHEZ, MS

Year	EBITDA ($ MILLIONS)	EBITDA (MARGIN)
1999	7.3	23.5%
2000	9.1	25.0%
2001	11.3	31.0%
2002	10.7	30.4%

LULA, MS

Year	EBITDA ($ MILLIONS)	EBITDA (MARGIN)
1999	29.6	33.2%
2000	29.9	27.9%
2001	25.3	28.6%
2002	25.0	27.6%

BOSSIER CITY, LA

Year	EBITDA ($ MILLIONS)	EBITDA (MARGIN)
1999	32.8	27.9%
2000	43.4	30.3%
2001	37.6	27.6%
2002	28.8	24.0%

LAKE CHARLES, LA

Year	EBITDA ($ MILLIONS)	EBITDA (MARGIN)
1999	43.0	28.0%
2000	52.1	29.4%
2001	58.2	31.3%
2002	51.0	26.3%

BETTENDORF, IA

Year	EBITDA ($ MILLIONS)	EBITDA (MARGIN)
1999	22.7	27.5%
2000	22.2	23.0%
2001	24.5	27.7%
2002	29.0	30.4%

MARQUETTE, IA

Year	EBITDA ($ MILLIONS)	EBITDA (MARGIN)
1999	7.1	25.1%
2000	9.2	24.4%
2001	6.5	19.2%
2002	9.0	24.3%

DAVENPORT, IA

Year	EBITDA ($ MILLIONS)	EBITDA (MARGIN)
1999	16.2	24.4%
2000	14.2	16.4%
2001	4.4	11.4%
2002	12.0	21.1%

KANSAS CITY, MO

Year	EBITDA ($ MILLIONS)	EBITDA (MARGIN)
1999	3.2	5.4%
2000	5.9	7.1%
2001	3.1	4.7%
2002	16.8	18.8%

BOONVILLE, MO

Year	EBITDA ($ MILLIONS)	EBITDA (MARGIN)
1999		
2000		
2001		
2002	4.2	16.1%

BLACK HAWK, CO

Year	EBITDA ($ MILLIONS)	EBITDA (MARGIN)
1999	5.1	24.4%
2000	25.2	29.6%
2001	34.0	34.0%
2002	36.6	33.8%

Tunica and Las Vegas are omitted since these properties are being sold.





We are in the business of creating winning experiences...

To Our Stockholders

EVERYBODY WINS!

These two words sum up how we view our business and certainly what our brand has represented since we opened our first Isle of Capri Casino in 1992.

And this past fiscal year was no exception. We achieved year-over-year EBITDA growth (earnings before interest, taxes, depreciation and amortization) with almost all of our properties. For the fiscal year ended April 28, 2002, we reported $241.3 million in EBITDA as compared to $224.2 million in EBITDA for the prior year, which results in 7.6 percent growth.

Also in this year, we made the decision to dispose of the Isle of Capri–Tunica and Lady Luck–Las Vegas. Selling these properties will allow us to return our focus to what we know best: operating regional casinos that fit our business model. This decision caused us to write down these assets, and other non-productive assets, by $61.4 million to their fair value. Had these non-cash, non-recurring charges not been made, operating income, income before taxes and extraordinary items and income before extraordinary items per common share-diluted would have been $165.3 million, $69.4 million and $1.48, respectively.

We are in the business of creating fun experiences for our guests, employees, communities and of course, our investors. It has been our primary business goal to be the best in the industry in exceeding the expectations of these four core constituent groups, each of which is critical to our ongoing achievement.

Since 1992, accomplishing this goal year after year has led Isle of Capri Casinos to evolve into a billion-dollar company with 14 casinos located in Colorado, Iowa, Louisiana, Mississippi, Missouri and Nevada, in addition to Pompano Park Racing in Florida. We're in the business of fun. And it's our commitment to provide our guests with a consistent, fun-filled gaming and entertainment experience that clearly defines our brand and separates us from the competition.

Our unique approach to standardized procedures in marketing and operations — we call it Islestylezation — has played a key role in enabling us to serve our constituents and has contributed to the remarkable advances and sound financial performance of our company, even in an environment of mounting competition in the marketplace.

This smart working philosophy has truly been the foundation upon which we have grown and strengthened our company. By constantly refining our business model, we've been able to dedicate our resources more effectively to take care of our customers. Our company mission statement epitomizes





the service-oriented culture we've created and that clearly contributes to our bottom line. Be the "best for our guests, our communities, our employees, and our investors... not the biggest, but the best."

It's our belief in, and commitment to, this mission statement that has made Isle of Capri Casinos the seventh largest public gaming company in the U.S. casino industry. And a strong, profitable company means that everybody wins...



OUR GUESTS ARE WINNERS:

Our customers win because they enjoy great customer service, great rewards and a great gaming experience.

One Customer at a Time emphasizes personalized service and customer recognition.

Great customer service, coupled with the innovative deployment of technological solutions that enhance our customers' fun, are the key points that differentiate the experience we offer in our markets.

Over the past fiscal year, each of our 12,000 employees has received a minimum of twenty-four hours of guest service training, called One Customer at a Time, which emphasizes personalized service and customer recognition.

In addition, we have introduced the first two phases of our IsleOne® Marketing System during the past fiscal year. This system, which is a culmination of an effort that began eight years ago, is designed to heighten the level of fun that customers experience by enabling our more than 4.5 million Island Gold® players to use one card to earn and redeem rewards at any Isle of Capri location, as well as Rhythm City.

Our second phase of deployment includes a very powerful e-marketing module called iGOLD®, which allows customers convenient access to their account information, as well as to special offers they can redeem and reservations they can make online in real time.

Also included in this second phase has been the full integration of our centralized customer contact center, which makes it possible for customers to talk with a representative at any time about any of our properties and programs by dialing one toll-free number.





Isle of Capri Casinos is committed to continually refining the level of customer service and amenities we offer. As the industry evolves so does the Isle to meet and exceed the expectations of our guests.

This past year we launched a multi-million dollar slot improvement plan, which upgrades the slot product at the majority of our casinos. Because of our substantial growth over the last two years, we recognized that it was time to turn our energies toward strengthening what we've worked so hard to build.

We invested $32.7 million in this project during the fiscal year ending April 28, 2002, and expect to purchase state-of-the-art technology in the coming years to spur internal growth.

We recognized that it was time to turn our energies to strengthening what we've worked so hard to build.

The slot industry has evolved into producing a much more interactive product and, with this plan, we'll be able to offer our guests the most cutting-edge games available.

OUR EMPLOYEES ARE WINNERS!

Our incredibly dedicated staff wins every day on the job because we've created a positive, fun atmosphere for them to work in where



their voices are always heard and respected. They are the ones who truly bring life to our mission statement and make excellent customer service possible. Therefore, we do our very best to take care of our family of employees.





Our retention programs have contributed to a significant reduction in employee turnover. In fact, according to industry reports, we have one of the lowest turnover rates in the industry which tells us that our employees like working at the Isle and, as a result, we have the best staff possible taking care of our guests.

We have the best staff possible taking care of our guests.

We encourage our employees to voice their job-related concerns by using Speak-Up computers located in the back of the house. They can e-mail their suggestions anonymously, if they choose, to top management, with a guaranteed response in 48 hours. This program is so innovative that it was lauded in the April 22, 2002 issue of TIME Magazine.

Eye on the Isle, another employee-focused program, allows our staff to nominate fellow Isle employees for special recognition. This exchange fosters a spirit of teamwork throughout the company and builds our brand from within.

In her book Fun Works: Creating Places Where People Love To Work,





Leslie Yerkes outlines 11 principles for establishing employee relations that will retain a satisfied workforce. The author cites our Isle Style® training approach for creating superior customer service: "Isle Style is so branded that every employee knows about it, talks about it, believes it and behaves it."

It has taken a true dedication to our staff to build a corporate culture that is different. In the long run, employees, customers and the company reap the rewards.




VISA
MDA

The Isle not only generates jobs and revenues for its neighboring cities and towns, each property also participates in local civic and charity events. This sense of community is an integral part of our corporate culture.

Our communities are winners!

he communities in which we operate win because we are committed to partnering with them on every level. We currently support local chapters of charitable organizations, including the American Cancer Society, the Muscular Dystrophy Association, the March of Dimes and the Special Olympics.

We know that reinvestment in our communities is integral to our success.

We also provide a strong economic stimulus to our regional economies by hiring approximately 90 percent of our employees locally and by contracting with local vendors, contractors and suppliers. We know that this reinvestment in our communities is integral to our long-term success.






Isle of Capri



OUR INVESTORS ARE WINNERS!

Our shareholders win because we are committed to the financial success of our brand. As we actively plan our company's growth, we are committed to innovations



designed to increase operational efficiencies while continually diversifying our assets. We believe that this effort enables us to maintain a steady, measured growth strategy that is atypical of our industry.

One of our major focuses for this year was to utilize the major portion of our free cash to pay down debt and produce ratios more than acceptable to investors.

We increased financial flexibility by entering into an amended and restated senior secured credit facility totaling $500 million, replacing our existing $650 million facility. This refinancing also included the issuance in March

We are committed to the financial success of our brand.

2002 of $200 million of nine percent senior subordinated notes due 2012.

Isle of Capri Black Hawk L.L.C. redeemed its outstanding 13 percent mortgage notes in the amount of $75 million due 2004, on December 18, 2001. The redemption was funded with proceeds from a new $90 million secured credit facility at a substantially reduced interest rate from a group of lenders, lead by CIBC World Markets.



Dylan Ratigan from Bloomberg TV states: "Casino and gaming stocks (are) on a roll. One name in the group (is) a standout: Isle of Capri Casinos. The ticker on this one, ISLE, and it has been, indeed, a heck of a performer." May 22, 2002

This new debt structure gives us more flexibility, extends maturities and reduces our interest expense and senior debt level. It also puts us in a position to take advantage of opportunities for further internal expansion and new acquisitions.

Isle of Capri Casinos, Inc. stock increased 60 percent this year.

In a year where a sluggish economy and concerns about air travel hurt the tourism and entertainment industries, we beat the odds and opened a new approximately $71 million, 72,000 square-foot casino in Boonville, Missouri—and created more than 800 local jobs.

Despite a slowdown in the industry overall, Isle of Capri Casinos stock increased 60 percent this year, outpacing most stocks by a wide margin. During the past year, several analysts upgraded our stock from a buy to a strong buy.

Isle of Capri Casinos has performed so well in fact, that we have recently been spotlighted by the likes of CNBC, CBS Newswatch, Bloomberg TV, the Wall Street Journal and the New York Times as a casino stock to watch.

All of our growth and achievement stem from building on our core values:



to be the best in the category. We are in the business of creating winners and fun for our customers every time they visit. And our investors have rewarded us for adhering to these principles, which fuel our success.

We're all winners at Isle of Capri Casinos, Inc. because of winners like you.


Island Gold





PICTURED FROM LEFT TO RIGHT

FRONT ROW:
THOMAS J. CARR
TIMOTHY M. HINKLEY
ALLAN B. SOLOMON
BERNARD GOLDSTEIN
JOHN M. GALLAWAY
REXFORD A. YEISLEY
ROGER W. DEATON
ROBERT F. BOONE

SECOND ROW:
ROBERT S. FIORE
DAVID R. TEAGUE
GREGORY D. GUIDA
RICHARD L. MEISTER
LES MCMACKIN III
DONN R. MITCHELL II

SEE PAGE 51 FOR CONTACT INFORMATION

We're working for you to make Paradise perfect.

In closing, we are extremely grateful to our players, employees, communities and investors for sharing our dream of Paradise and making it possible. Thank you for your continued confidence and support.

We're working for you to make Paradise perfect.

Bernard Goldstein,
Chairman of the Board and
Chief Executive Officer

John M. Gallaway,
President and
Chief Operating Officer

Allan B. Solomon,
Executive Vice President,
General Counsel and Secretary

Table of Contents



Financial Information

Isle of Capri Casinos, Inc.

www.isleofcapricasino.com

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion together with the financial statements, including the related notes and the other financial information in this Form 10-K.

Critical Accounting Policies

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States that require our management to make estimates and assumptions about the effects of matters that are inherently uncertain. We have summarized our significant accounting policies in Note 1 to our consolidated financial statements. Of our accounting policies, we believe the following may involve a higher degree of judgment and complexity:

Goodwill

At April 28, 2002, we had a net goodwill and other intangible asset balances of $364.6 million, representing 27% of total assets. Effective April 30, 2002, we elected to adopt Statement of Financial Accounting Standards No.142 "Goodwill and Other Intangible Assets" ("SFAS 142"), which established a new method of testing goodwill and other intangible assets using a fair-value based approach and does not permit amortization of goodwill as was previously required. Upon adoption, amortization of goodwill and other intangible assets ceased. Amortization would have been $15.6 million for the fiscal year ended April 28, 2002.

SFAS 142 requires that goodwill and other intangible assets be tested for impairment annually or if an event occurs or circumstances change that may reduce the fair value of the Company below its book value. Should circumstances change or events occur to indicate that the fair market value of the Company has fallen below its book value, management must then compare the estimated fair value of goodwill and other intangible assets to book value. If the book value exceeds the estimated fair value, an impairment loss would be recognized in an amount equal to that excess. Such an impairment loss would be recognized as a non-cash component of operating income. We completed our impairment test as required under SFAS 142 and determined that goodwill and other intangible assets are not impaired. This test required comparison of our estimated fair value at April 28, 2002 to our book value, including goodwill and other intangible assets. The estimated fair value includes estimates of future cash flows, which are based on reasonable and supportable assumptions and represent our best estimates of the cash flows expected to result from the use of the assets and their eventual disposition.

Property and Equipment

At April 28, 2002, we had a net property and equipment balance of $803.5 million, representing 60% of total assets. We depreciate the property and equipment on a straight-line basis over their estimated useful lives. The estimated useful lives are based on the nature of the assets as well as our current operating strategy. Future events such as property expansions, new competition and new regulations could result in a change in the manner in which we are using certain assets requiring a change in the estimated useful lives of such assets. In assessing the recoverability of the carrying value of property and equipment, we must make assumptions regarding future cash flows and other factors. If these estimates or the related assumptions change in the future, we may be required to record impairment loss for these assets. Such an impairment loss would be recognized as a non-cash component of operating income.

For the fourth quarter 2002, we determined that we would not be able to recover the net book value of the Isle-Tunica or the Lady Luck-Las Vegas based on current real estate and market conditions and recent offers to purchase the properties. As a result, we recognized an impairment charge of $59.2 million in the fourth quarter of fiscal 2002. The post-impairment carrying value less estimated costs to sell of approximately $21.5 million, and we anticipate that we will continue to use these assets until sold or otherwise disposed of.

Self-Insurance Liabilities

We are self-funded up to a maximum amount per claim for our employee-related health care benefits program, workers' compensation insurance and general liability insurance. Claims in excess of this maximum are fully insured through a stop-loss insurance policy. We accrue for these liabilities based on claims filed and estimates of claims incurred but not reported. While the total cost of claims incurred depends on future developments, such as increases in health care costs, in our opinion, recorded reserves are adequate to cover future claims payments.

Slot Club Awards

We reward our slot customers for their loyalty based on the dollar amount of play on slot machines. We accrue for these slot club awards based on an estimate of the outstanding value of the awards utilizing the age and prior history of redemptions. Future events such as a change in our marketing strategy or new competition could result in a change in the value of the awards. Such a change would be recognized as a non-cash component of net revenues.

General

Significant Events

Fiscal Year 2002

- The Isle-Boonville opened December 6, 2001.
- On November 16, 2001, the Isle-Black Hawk entered into a $90.0 million secured credit facility, that is non-recourse debt to the Isle of Capri, primarily for the purpose of funding the redemption of the 13% First Mortgage Notes.
- On March 27, 2002, the Company issued $200.0 million of 9% Senior Subordinated Notes due 2012.
- On April 26, 2002, the Company amended the existing $650.0 million Amended and Restated Senior Credit Facility with a $500.0 million Senior Secured Credit Facility. The Senior Credit Facility provides for a $250.0 million revolving credit facility maturing on April 25, 2007 and a $250.0 million term loan facility maturing on April 25, 2008.
- A valuation charge totaling $61.4 million was recorded in the fourth quarter of fiscal 2002 reflecting the impairment charge of $59.2 million relating to the Isle-Tunica and the Lady Luck-Las Vegas. Also included was an impairment charge of $2.2 million relating to marine assets.

Fiscal Year 2001

- The Isle-Black Hawk opened its 237-room hotel in August 2000.
- The Isle-Tunica opened its 227-room hotel in November 2000.
- The Isle-Lake Charles opened its 252-room hotel in November 2000.
- Renovations

  The Isle-Kansas City was renovated in the third and fourth quarters of fiscal 2001.

  The Rhythm City-Davenport was renovated in the third and fourth quarters of fiscal 2001.

  The Isle-Lula was renovated in the third and fourth quarters of fiscal 2001.
- The Rhythm City-Davenport closed due to flooding from April 18 - May 20, 2002.
- The Isle-Marquette closed due to flooding from April 18 - May 2, 2002.

Our results of operations for the fiscal year ended April 28, 2002 reflect the consolidated operations of all of our subsidiaries and include the following properties: the Isle-Bossier City, the Isle-Lake Charles, the Isle-Biloxi, the Isle-Lula, the Isle-Natchez, the Isle-Tunica, the Isle-Vicksburg, the Isle-Kansas City, the Isle-Bettendorf, the Isle-Marquette, the Rhythm City-Davenport, the Isle-Black Hawk, the Lady Luck-Las Vegas and Pompano Park. Results also include the Isle-Boonville subsequent to its opening in December 2001.

Our results of operations for the fiscal year ended April 29, 2001 reflect the consolidated operations of all of our subsidiaries and includes the following properties: the Isle-Bossier City, the Isle-Lake Charles, the Isle-Biloxi, the Isle-Lula, the Isle-Natchez, the Isle-Tunica, the Isle-Vicksburg, the Isle-Bettendorf, the Isle-Marquette, the Isle-Black Hawk and Pompano Park. Results also include the Isle-Kansas City subsequent to its purchase in June 2000, the Lady Luck-Las Vegas subsequent to its purchase in September 2000 and the Rhythm City-Davenport subsequent to its purchase in October 2000.

We believe that our historical results of operations may not be indicative of our future results of operations because of the substantial present and expected future increase in competition for gaming customers in each of our markets as new gaming facilities open and existing gaming facilities add to or enhance their facilities.

On March 14, 2002, we announced that our Board of Directors authorized us to embark on plans to sell or otherwise dispose of the Isle-Tunica and the Lady Luck-Las Vegas properties. We recorded a pre-tax asset impairment charge of approximately $61.4 million in our fiscal fourth quarter ended April 28, 2002. This charge consists of $59.2 million related to the write-down of the Isle-Tunica and the Lady Luck-Las Vegas properties and $2.2 million related to the write-down of barges and hulls held by us for sale. The impairment loss on the write-down of assets, net of tax, was approximately $39.9 million, or $1.41 per diluted share.

Results of Operations

Fiscal Year Ended April 28, 2002 Compared to Fiscal Year Ended April 29, 2001

Gross revenue for the fiscal year ended April 28, 2002, was $1.3 billion, which included $1.1 billion of casino revenue, $56.0 million of rooms revenue, $23.5 million of pari-mutuel commissions and $152.2 million of food, beverage and other revenue. This compares to gross revenue for the fiscal year ended April 29, 2001 of $1.2 billion, which included $957.1 million of casino revenue, $50.7 million of rooms revenue, $22.2 million of pari-mutuel commissions and $148.3 million of food, beverage and other revenue.

Casino revenue increased $99.8 million or 10.4% when compared to the prior year. This is the result of the $31.2 million increase in casino revenue at the Isle-Kansas City due to the renovations that improved the property in the prior year and a full year of operations (the Isle-Kansas City was acquired in June 2000), $28.7 million increase in casino revenue at the Rhythm City-Davenport, which was acquired in October 2000, and the addition of $25.0 million in casino revenue from the Isle-Boonville which opened in December 2001. These positive variances from the prior year were partially offset by the $16.2 million decline in casino revenue at the Isle-Bossier City, primarily attributable to the heightened competition in that market resulting from the opening of Hollywood Casino's gaming facility and additional hotel rooms at Harrah's gaming facility during our 2001 fiscal third quarter.

The **room revenue** increase of $5.2 million or 10.3% over the prior year was the result of new hotels being completed in the prior year at the Isle-Black Hawk in August 2000 and the Isle-Tunica and the Isle-Lake Charles in November 2000. Additionally, the Lady Luck-Las Vegas had a full year of operations in the current year. The Lady Luck-Las Vegas property was acquired in September 2000.

Food, beverage and other revenue increased $3.9 million when compared to the prior year primarily as a result of a $3.5 million increase in food, beverage and other revenue at the Rhythm City-Davenport due to the full year of operations, $3.0 million in such revenue generated by the Isle-Boonville that opened in the third fiscal quarter of this year, partially offset by the $2.2 million decline in such revenue at the Isle-Biloxi. Pari-mutuel commissions and fees have remained stable compared to the prior year.

Casino operating expenses for the fiscal year ended April 28, 2002 totaled $203.9 million, or 19.3% of casino revenue, versus $192.2 million, or 20.1% of casino revenue, for the fiscal year ended April 29, 2001. These expenses are primarily comprised of salaries, wages and benefits and other operating expenses of the casinos. The increase in casino operating expenses is commensurate with the increase in casino revenue.

For the fiscal year ended April 28, 2002, **state and local gaming taxes** totaled $227.1 million, or 21.5% of casino revenue, compared to $192.6 million, or 20.1% of casino revenue, for the fiscal year ended April 29, 2001, which is consistent with each state's gaming tax rate for the applicable fiscal years. The increase of $34.5 million in gaming taxes or 17.9% was primarily the result of the increases in casino revenue at the Isle-Kansas City, the Rhythm City-Davenport and the Isle-Boonville. The increase was also due to higher tax rates at our Louisiana properties. Legislation was passed during the 2001 Louisiana legislative session that increased the gaming tax for operators from 18.5% to 21.5%. This 3% increase was effective immediately in the Lake Charles market and at the rate of 1% per year in the Bossier City market.

Operating expenses for the fiscal year ended April 28, 2002, also included room expenses of $13.3 million, or 23.8% of gross room revenue from the hotels at all casino properties except the Isle-Boonville compared to $12.1 million, or 23.8% of gross room revenue for the fiscal year ended April 29, 2001, for the same properties. The $1.3 million, or 10.5% increase in room expense was equivalent to the increase in room revenue.

Pari-mutuel operating costs of Pompano Park totaled $16.8 million for the fiscal year ended April 28, 2002, compared to $16.2 million for the fiscal year ended April 29, 2001. Such costs consist primarily of compensation, benefits, purses, simulcast fees and other direct costs of track operations. Pari-mutuel operating costs as a percentage of pari-mutuel revenues have remained relatively stable at 71.4% for the fiscal year ended April 28, 2002, compared to 73.2% for the fiscal year ended April 29, 2001.

Food, beverage and other expenses totaled $35.8 million for the fiscal year ended April 28, 2002, compared to $32.0 million for the fiscal year ended April 29, 2001. These expenses consist primarily of the cost of goods sold, salaries, wages and benefits and other operating expenses. Food, beverage and other operating expenses as a percentage of gross food, beverage and other revenues increased from 21.6% for the fiscal year ended April 29, 2001, to 23.5% for the fiscal year ended April 28, 2002 as a result of the start-up costs of the restaurants at Isle-Boonville, which opened December 6, 2001, and a full year of operating results of the Lady Luck-Las Vegas, acquired in September 2000 in the prior fiscal year. The Lady Luck-Las Vegas's food and beverage expense expressed as a result of food and beverage revenue is significantly higher than other Isle properties.

Marine and facilities expenses totaled $70.0 million, or 6.5% of net revenue for the fiscal year ended April 28, 2002, versus $63.6 million, or 6.5% of net revenue for the fiscal year ended April 29, 2001. These expenses included salaries, wages and benefits, operating expenses of the marine crews, insurance, housekeeping and general maintenance of the riverboats and floating pavilions. The $6.4 million, or 10.0% increase in marine and facility expenses are in line with the 10.4% increase in net revenue during the same period. Marine and facilities expenses as a percentage of net revenue have remained stable at 6.5% for the fiscal years ended April 28, 2002, and April 29, 2001.

Marketing and administrative expenses totaled $274.6 million, or 25.3% of net revenue for the fiscal year ended April 28, 2002, versus $249.9 million, or 25.4% of net revenue for the fiscal year ended April 29, 2001. Marketing expenses included salaries, wages and benefits of the marketing and sales departments, as well as promotions, advertising, special events and entertainment. Administrative expenses included administration and human resource department expenses, rent, new development activities, professional fees and property taxes. The $24.7 million, or

9.9% increase in marketing and administrative expenses is in line with the increase in net revenue. Marketing and administrative expenses as a percentage of net revenue have remained stable.

The **valuation charge** for the fiscal year ended April 28, 2002 totaling $61.4 million reflects the impairment charge of $59.2 million relating to the Isle-Tunica and the Lady Luck-Las Vegas, which adjusts their net book values to estimated fair values less estimated costs to sell. Also included in fiscal 2002 was an impairment charge of $2.2 million relating to marine assets that have been in storage for future development and will be offered for sale in fiscal 2003. In fiscal 2003, in connection with the sale or other disposition of the Isle-Tunica and the Lady Luck-Las Vegas, we expect to pay approximately $2.0 million related to involuntary termination costs. We expect to recognize these costs as expenses and to fund these costs through existing cash flows from operations before the end of calendar 2002. The valuation allowance for the fiscal year ended April 29, 2001 totaling $1.0 million consisted of the write-down of certain marine assets held for development or sale to their net realizable value.

Pre-opening expenses of $3.9 million for the fiscal year ended April 28, 2002 and $0.2 million for the fiscal year ended April 29, 2001 represent salaries, benefits, training, marketing and other non-capitalizable costs, which were expensed in connection with the opening of the Isle-Boonville in December 2001.

For the prior fiscal year ended April 29, 2001, other charges totaling $8.2 million included a $3.0 million loss due to the write-off of abandoned expansion projects assets at the Isle-Biloxi, a $2.9 million loss due to the termination of the Enchanted Capri joint venture as a result of Bankruptcy Court filings by Commodore Holdings, Ltd., the operator of the Enchanted Capri and owner of the remaining 50% interest in the joint venture, a $1.4 million buyout of the Crowne Plaza license at the Isle-Biloxi and a $0.9 million loss relating to the write-off of the theater production contracts at the Isle-Tunica.

Depreciation and amortization expense was $72.1 million for the fiscal year ended April 28, 2002, and $69.1 million for the fiscal year ended April 29, 2001. These expenses relate to property and equipment, berthing and concession rights and the amortization of intangible assets. Depreciation expense increased by $17.7 million compared to the prior year consistent with an increase in fixed assets placed into service or acquired. This increase was partially offset by the elimination of the amortization of goodwill and other intangible assets of $14.7 million in 2002 due to our early adoption of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," effective April 30, 2001. During the fourth quarter of fiscal 2002, we reclassified the Isle-Tunica's and the Lady Luck-Las Vegas' property and equipment as assets held for sale under Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" due to the impairment of the assets. Under this classification, we will no longer depreciate these assets. We estimate that the benefit from suspending depreciation associated with the assets held for sale will be approximately $7.1 million in fiscal 2003.

Interest expense was $88.3 million for the fiscal year ended April 28, 2002 net of capitalized interest of $1.3 million and interest income of $0.9 million versus $93.8 million for the fiscal year ended April 29, 2001 net of capitalized interest of $3.8 million and interest income of $5.1 million. Interest expense primarily relates to indebtedness incurred in connection with the acquisition of property, equipment, leasehold improvements and berthing and concession rights. Additionally, interest expense of $9.7 million net of interest income of $0.2 million related to the Isle-Black Hawk is included in interest expense for the fiscal year ended April 28, 2002. This compares to interest expense of $11.1 million net of capitalized interest of $0.7 million and interest income of $0.2 million for the fiscal year ended April 29, 2001.

Our effective tax rate was 46.5% prior to extraordinary items for the fiscal year ended April 28, 2002, and 44.9% for the fiscal year ended April 29, 2001, which includes the effects of non-deductible goodwill amortization for income tax purposes. The effective tax rate for the fiscal year ended April 28, 2002, was relatively high as a result of the relatively low state income tax benefit rate related to the impairment of assets at the Isle-Tunica and the Lady Luck-Las Vegas.

Fiscal Year Ended April 29, 2001 Compared to Fiscal Year Ended April 30, 2000

Gross revenue for the fiscal year ended April 29, 2001 was $1.2 billion, which included $957.1 million of casino revenue, $50.7 million of room revenue, $22.2 million of pari-mutuel commissions and $148.3 million of food, beverage and other revenue. This compares to gross revenue for the previous fiscal year ended April 30, 2000 of $759.8 million, which included $619.4 million of casino revenue, $24.8 million of room revenue, $22.1 million of pari-mutuel commissions and $93.6 million of food, beverage and other revenue.

Casino revenue increased $337.8 million, or 54.5% primarily as a result of a full year of operations of the former Lady Luck properties and the Isle-Tunica, approximately 11 months of operating results from the acquisition of the Isle-Kansas City, approximately eight months of operating results from the acquisition of the Lady Luck-Las Vegas, approximately seven months of results from the acquisition of the Rhythm City-Davenport and the improvements at the Isle-Black Hawk and the Isle-Lake Charles. Room revenue and food, beverage and other revenue have increased primarily as a result of the acquisitions of the former Lady Luck properties, the Isle-Kansas City, the Lady Luck-Las Vegas, and the Rhythm City-Davenport, and the opening of new hotels at the Isle-Black Hawk, the Isle-Tunica and the Isle-Lake Charles. Pari-mutuel commissions and fees have remained stable compared to the prior year.

Casino operating expenses for the fiscal year ended April 29, 2001 totaled $192.2 million, or 20.1% of casino revenue, versus $116.1 million, or 18.7% of casino revenue, for the fiscal year ended April 30, 2000. These expenses are primarily comprised of salaries, wages and benefits and other operating expenses of the casinos. The increase in casino operating expenses is attributable to the additional properties as well as improved casino revenue for the combined original Isle of Capri properties.

Operating expenses for the fiscal year ended April 29, 2001 also included room expenses of $12.1 million, or 23.8% of gross room revenue from the hotels at the Isle-Lake Charles, the Isle-Bossier City, the Isle-Biloxi, the Isle-Vicksburg, the Isle-Natchez, the Isle-Lula, the Isle-Bettendorf, the Isle-Marquette, the Isle-Tunica, the Isle-Black Hawk, the Lady Luck-Las Vegas and the Rhythm City-Davenport compared to $5.8 million, or 23.5% of gross room revenue for the fiscal year ended April 30, 2000, from the hotels at the Isle-Lake Charles, the Isle-Bossier City, the Isle-Biloxi, the Isle-Vicksburg, the Isle-Lula, the Isle-Bettendorf, the Isle-Natchez and the Isle-Marquette. These expenses directly relate to the cost of providing hotel rooms. Other costs of the hotels are shared with the casinos and are presented in their respective expense categories.

For the fiscal year ended April 29, 2001, **state and local gaming taxes** were paid in Louisiana, Mississippi, Colorado, Iowa, Missouri and Nevada totaling $192.6 million, or 20.1% of casino revenue, compared to $122.6 million, or 19.8% of casino revenue, for the fiscal year ended April 30, 2000, which is consistent with each state's gaming tax rate for the applicable fiscal years. For the fiscal year ended April 30, 2000, state and local gaming taxes were only paid in Louisiana, Mississippi, Iowa and Colorado. Legislation was passed that allowed Louisiana riverboats, including the riverboats at the Isle-Lake Charles, which had been required, to conduct cruises to remain permanently dockside beginning April 1, 2001. The legislation also increased the gaming tax for operators from 18.5% to 21.5%.

Pari-mutuel operating costs of Pompano Park totaled $16.2 million for the fiscal year ended April 29, 2001, compared to $16.4 million for the fiscal year ended April 30, 2000. Such costs consist primarily of compensation, benefits, purses, simulcast fees and other direct costs of track operations. Pari-mutuel operating costs as a percentage of pari-mutuel revenues have remained relatively stable at 73.2% for the fiscal year ended April 29, 2001, compared to 74.4% for the fiscal year ended April 30, 2000.

Food, beverage and other expenses totaled $32.0 million for the fiscal year ended April 29, 2001, compared to $19.1 million for the fiscal year ended April 30, 2000. These expenses consist primarily of the cost of goods sold, salaries, wages and benefits and other operating expenses of these departments. Food and beverage and other operating expenses as a percentage of gross food, beverage and other revenues increased from 20.4% for the fiscal year ended April 30, 2000, to 21.6% for the fiscal year ended April 29, 2001. This was attributable to the inclusion of eight months of operations of the Lady Luck-Las Vegas operations in the downtown Las Vegas market, whose food and beverage expense is significantly higher than other Isle properties. The increase was also due to the start-up costs related to the opening of food and beverage outlets related to the opening of hotels at the Isle-Lake Charles and the Isle-Tunica and the newly acquired outlets at the Isle-Kansas City that were not converted to Isle standards until the fourth quarter 2001.

Marine and facilities expenses totaled $63.6 million for the fiscal year ended April 29, 2001, versus $39.9 million for the fiscal year ended April 30, 2000. These expenses include salaries, wages and benefits, operating expenses of the marine crews, insurance, housekeeping and general maintenance of the riverboats and floating pavilions. These expenses have increased as a result of the increase in the number of properties operated by the Isle of Capri and continued expansion of our facilities. Marine and facilities expenses as a percentage of net revenue have remained relatively stable at 6.5% for the fiscal year ended April 29, 2001, compared to 6.2% for the fiscal year ended April 30, 2000.

Marketing and administrative expenses totaled $249.9 million, or 25.4% of net revenue, for the fiscal year ended April 29, 2001, versus $167.6 million, or 25.9% of net revenue, for the fiscal year ended April 30, 2000. Marketing expenses include salaries, wages and benefits of the marketing and sales departments, as well as promotions, advertising, special events and entertainment. Administrative expenses include administration and human resource department expenses, rent, new development activities, professional fees and property taxes. Marketing and administrative expenses as a dollar amount have increased as a result of the expansion in the number of properties operated by the Isle of Capri and continued expansion of our facilities, but as a percentage of net revenue have slightly decreased.

Pre-opening expenses of $0.2 million for the fiscal year ended April 29, 2001 and $3.4 million for the fiscal year ended April 30, 2000 represent salaries, benefits, training, marketing and other non-capitalizable costs, which were expensed in connection with the opening of the Isle-Boonville in December 2001 and the Isle-Tunica in July 1999.

The other charges of $8.2 million include a $3.0 million loss due to the write-off of abandoned expansion projects assets at the Isle-Biloxi, a $2.9 million loss due to the termination of the Enchanted Capri joint venture as a result of Bankruptcy Court filings by Commodore Holdings, Ltd., the operator of the Enchanted Capri and owner of the remaining 50% interest in the joint venture, a $1.4 million buyout of the Crowne Plaza license at the Isle-Biloxi, and a $0.9 million loss relating to the write-off of the theater production contracts at the Isle-Tunica.

The valuation allowance totaling $1.0 million reflects the write-down of marine assets held for development or sale to their net realizable value.

Depreciation and amortization expense was $69.1 million for the fiscal year ended April 29, 2001 and $42.3 million for the fiscal year ended April 30, 2000. These expenses relate to property and equipment, berthing and concession rights and the amortization of intangible assets. The 63.2% increase in depreciation and amortization expense is consistent with the increase in fixed assets placed into service or acquired.

Interest expense was $93.8 million for the fiscal year ended April 29, 2001 net of capitalized interest of $3.8 million and interest income of $5.1 million versus $55.6 million for the year ended April 30, 2000 net of capitalized interest of $2.4 million and interest income of $4.8 million. Interest expense primarily relates to indebtedness incurred in connection with the acquisition of property, equipment, leasehold improvements and berthing and concession rights. Additionally, interest expense of $11.5 million net of capitalized interest of $0.7 million and interest income of $0.2 million related to the Isle-Black Hawk is included in interest expense in fiscal 2001. This compares to interest expense of $10.8 million, net of capitalized interest of $1.1 million and interest income of $0.4 million in fiscal 2000.

Our results of operations for the fiscal year ended April 29, 2001 included a gain on sale of assets of $0.3 million compared to $3.1 million for the fiscal year ended April 30, 2000. Both gains related to the sale of an option to purchase 135 acres of land adjacent to Pompano Park.

Our effective tax rate was 44.9% prior to extraordinary items for the fiscal year ended April 29, 2001, and 44.3% for the fiscal year ended April 30, 2000, which includes the effects of non-deductible goodwill amortization for income tax purposes.

Liquidity and Capital Resources

At April 28, 2002, we had cash and cash equivalents of $76.6 million, compared to cash and cash equivalents of $76.7 million at April 29, 2001. The $0.1 million decrease in cash and cash equivalents is the net result of $153.6 million net cash provided by operating activities, $100.5 million net cash used in investing activities and $53.2 million net cash used in financing activities.

Investing Activities

We invested $98.3 million in property and equipment during the fiscal year ended April 28, 2002, primarily for the development of the Isle-Boonville and implementation of a company-wide slot enhancement program. Approximately $21.3 million was expended on capital expenditures, which enhance the value of the property or prolong its useful life.

The following table reflects expenditures for property and equipment on major projects:

Property	Project	Actual Fiscal Year Ended 4/29/01	Actual Fiscal Year Ended 4/28/02 (dollars in millions)	Projected Fiscal Year Ended 4/27/03
Isle-Boonville	Develop casino	$ 25.6	$ 35.7	$ 1.0
Isle-Kansas City	Renovations	12.6	1.5	–
Isle-Lake Charles	Construct hotel	24.4	0.4	–
Isle-Tunica	Construct hotel & two theaters	31.4	1.0	–
Isle-Black Hawk (57% owned)	Construct hotel	7.1	–	–
Lady Luck-Las Vegas	Renovations	1.4	1.4	0.2
Lady Luck Properties	Convert to Isle	31.8	2.7	–
Rhythm City-Davenport	Renovations	17.5	1.6	–
All Properties	Slot program	–	32.7	30.3
All Properties	Enhancement	7.4	21.3	33.4
	Total	$ 159.2	$ 98.3	$ 64.9

In May 2000, we acquired the Isle-Boonville and spent 19 months developing the casino project. We opened the facility in December 2001. The total investment in this casino project is approximately $71.0 million, which includes the purchase price of $11.5 million, a portion of which was allocated to goodwill. Approximately $6.6 million of pre-opening and other expenditures were incurred through the opening of the facility. As of April 28, 2002, we spent $67.9 million on this project.

We made $21.3 million in capital improvements during fiscal 2002 to maintain our existing facilities and remain competitive in our markets and $32.7 million for our slot enhancement program. We expect to make $33.4 million in capital improvements during fiscal 2003 to maintain our existing facilities and remain competitive in our markets and $30.3 million for our slot enhancement program.

Financing Activities

During the fiscal year ended April 28, 2002, we used net cash of $53.2 million in the following financing activities:

- We borrowed $50.0 million under the "Greenshoe Option" on our term loans that was used to reduce the revolving credit facility portion of our senior credit facility.
- The Isle-Black Hawk borrowed $80.0 million under a new secured credit facility and used the proceeds primarily to redeem $75.0 million in principal outstanding and to pay $4.9 million in payment premiums on its 13% first mortgage notes.
- We issued $200.0 million in 9% senior subordinated notes due 2012 and used the proceeds to partially repay our senior credit facility.
- We entered into an amended and restated credit facility which refinanced our prior facility.
- We made principal payments on our senior credit facility and other debt as well as premium payments for the early retirement of debt of $596.7 million mainly from refinancings and new borrowings.
- We made net reductions to our line of credit of $18.0 million.
- We purchased 1.1 million shares of our common stock at a total cost of $8.0 million and made cash distributions to a minority partner totaling $7.7 million.

On June 18, 2001, we exercised the "Greenshoe Option" under our $600.0 million senior credit facility to add $50.0 million of additional term loans under the same terms, conditions and covenants to bring the total senior credit facility to $650.0 million. Proceeds from the loans were used to reduce outstanding borrowings under our $125.0 million revolving loan facility.

On November 16, 2001, the Isle-Black Hawk entered into a $90.0 million secured credit facility that is non-recourse debt to us primarily for the purpose of funding the redemption of the 13% first mortgage notes. The secured credit facility provides for a $10.0 million revolving credit facility, a $40.0 million Tranche A term loan maturing on November 16, 2005 and a $40.0 million Tranche B term loan maturing on November 16, 2006. The Isle-Black Hawk is required to make quarterly principal payments on the term loan portions of the new credit facility that began in March 2002. Such payments on the Tranche A term loan initially will be $2.0 million per quarter with scheduled increases to $2.5 million per quarter commencing March

2003 and to $3.0 million per quarter commencing March 2005. Such payments on the Tranche B term loan initially will be $0.1 million per quarter with a scheduled increase to $9.6 million per quarter commencing March 2006.

On December 18, 2001, the Isle-Black Hawk redeemed all of its outstanding 13% first mortgage notes in the principal amount of $75.0 million. The redemption price of the first mortgage notes was 106.5% of the principal amount plus accrued and unpaid interest to the date of redemption, equaling a redemption price of $1,065 for each $1,000 principal amount of notes, plus accrued and unpaid interest. We recorded an extraordinary loss of $2.4 million, net of taxes of $1.4 million, during the fiscal year ended April 28, 2002, on the extinguishment of the first mortgage notes related to the payment of early payment premiums and the write-off of debt acquisition costs.

On March 27, 2002, we issued $200.0 million of 9% senior subordinated notes due 2012. These notes are guaranteed by all of our significant subsidiaries, excluding the subsidiaries that own and operate the Isle-Black Hawk. The 9% notes are general unsecured obligations and rank junior to all existing and future senior indebtedness, senior to any subordinated indebtedness and equally with all of our existing and future senior subordinated debt, including the $390.0 million in aggregate principal amount of our 8.75% senior subordinated notes. Interest on the 9% notes is payable semi-annually on each March 15 and September 15 through maturity. Interest payments for both the 8.75% notes and the 9% notes total $26.1 million semi-annually. Proceeds from the 9% notes of $195.0 million were used to partially repay the term loans under the senior credit facility. We recorded an extraordinary loss of $1.9 million, net of taxes of $1.3 million, during the fiscal year ended April 28, 2002, on the partial repayment of the senior credit facility related to the write-off of debt acquisition costs.

On April 26, 2002, we entered into an amended and restated senior credit facility which refinanced our prior facility. This amended and restated senior credit facility consists of a $250.0 million revolving credit facility maturing on April 25, 2007, and a $250.0 million term loan facility maturing on April 25, 2008. We are required to make quarterly principal payments on the $250.0 million term loan portion of our amended and restated senior credit facility. Such payments are initially $625,000 per quarter starting in June 2002 and increase to $59.4 million per quarter beginning in June 2007. In addition, we are required to make substantial quarterly interest payments on the outstanding balance of our amended and restated senior credit facility. The proceeds were used to refinance $336.8 million of the prior facility.

Our amended and restated senior credit facility, among other things, restricts our ability to borrow money, make capital expenditures, use assets as security in other transactions, make restricted payments or restricted investments, incur contingent obligations, sell assets and enter into leases and transactions with affiliates. In addition, our credit facility requires us to meet certain financial ratios and tests, including: a minimum consolidated net worth test, a maximum consolidated total leverage test, a maximum consolidated senior leverage test, and a minimum consolidated fixed charge coverage test. As of April 28, 2002, we were in compliance with all debt covenants.

We expect that available cash and cash from future operations, as well as borrowings under our amended and restated senior credit facility, will be sufficient to fund future expansion and planned capital expenditures, service senior debt and meet working capital requirements. There is no assurance that we will have the capital resources to make all of the expenditures described above or that planned capital investments will be sufficient to allow us to remain competitive in its existing markets. In addition, the indentures governing our 8.75% notes and our 9% notes restrict, among other things, our ability to borrow money, create liens, make restricted payments and sell assets.

We are highly leveraged and may be unable to obtain additional debt or equity financing on acceptable terms. As a result, limitations on our capital resources could delay or cause us to abandon certain plans for capital improvements at our existing properties and development of new properties. We will continue to evaluate our planned capital expenditures at each of our existing locations in light of the operating performance of the facilities at such locations.

Subsequent Event

Proposed Stock Offering

On May 24, 2002, we filed a registration statement with the U.S. Securities and Exchange Commission (SEC) for a proposed offering of up to 6,152,500 shares of our common stock (which includes 802,500 shares to cover over-allotments). We would sell up to 4,802,500 of such shares and certain stockholders, consisting of Bernard Goldstein, our Chairman and Chief Executive Officer, and certain members of his family and affiliated entities would sell up to the remaining 1,350,000 shares. The registration statement relating to these shares has not become effective, and we can give no assurances that it will become effective. In addition, we can provide no assurances as to whether any such offering will ultimately occur, the timing of any such offering or the price at which any shares may be sold, and therefore, the amount of proceeds we might raise.

Recently Issued Accounting Standards

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143") which requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. SFAS 143 will be effective for financial statements for fiscal years beginning after June 15, 2002. We believe the adoption of SFAS 143 will not have a material impact on our financial position or results of consolidated operations.

In October 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001. We do not expect that the adoption of SFAS 144 will have a significant impact on our financial position and results of consolidated operations.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, including interest rates, foreign currency exchange rates, commodity prices and equity prices. Our primary exposure to market risk is interest rate risk associated with our senior credit facility and the Isle-Black Hawk's secured credit facility.

Senior Credit Facility

We entered into three interest rate swap agreements in the fourth quarter of fiscal 2001 and one interest rate swap agreement in the first quarter of fiscal 2002 that effectively convert portions of our variable rate debt to a fixed-rate basis for the next one to two years, thus reducing the impact of interest rate changes on future interest expense. The notional value of the swaps that were designated as cash flow hedges was $200.0 million, or 61.5% of our variable rate term debt outstanding under our senior credit facility as of April 28, 2002. We evaluate the effectiveness of these hedged transactions on a quarterly basis. The interest rate swaps terminate as follows: $50.0 million in 2003 and $150.0 million in 2004. We found no portion of the hedging instruments to be ineffective during the fiscal year ended April 28, 2002. Accordingly, no gains or losses have been recognized on these cash flow hedges.

Isle-Black Hawk's Secured Credit Facility

The Isle-Black Hawk entered into three interest rate swap agreements in the fourth quarter of fiscal 2002 that effectively convert portions of their variable rate debt to a fixed-rate basis for the next three years, thus reducing the impact of interest rate changes on future interest expense. The notional value of the swaps that were designated as cash flow hedges was $40.0 million or 51.3% of their variable rate term debt outstanding under the Isle-Black Hawk's secured credit facility as of April 28, 2002. The interest rate swaps terminate in 2005. We evaluate the effectiveness of these hedged transactions on a quarterly basis. We found no portion of the hedging instruments to be ineffective during the fiscal year ended April 28, 2002. Accordingly, no gain or losses have been recognized on these cash flow hedges.

The following table provides information at April 28, 2002, about our financial instruments that are sensitive to changes in interest rates. The table presents principal cash flows (in millions) and related weighted average interest rates by expected maturity dates.

Interest Rate Sensitivity Principal (Notional) Amount by Expected Maturity Average Interest (Swap) Rate

Fiscal Year (dollars in millions)	2003	2004	2005	2006	2007	Thereafter	Total	Fair Value 4/28/02
Liabilities								
Long-term Debt, including Current Portion								
Fixed Rate	$ 2.8	$ 2.8	$ 2.5	$ 1.5	$ 1.3	$ 596.0	$ 606.9	$ 624.7
Average Interest Rate	8.9%	8.8%	8.8%	8.8%	8.8%	8.9%		
Variable Rate	$ 11.4	$ 12.9	$ 13.4	$ 21.4	$ 31.3	$ 312.5	$ 402.9	$ 404.5
Average Interest Rate	5.4%	7.3%	8.2%	8.6%	8.8%	8.9%		
Interest Rate Derivative Financial Instruments Related to Debt								
Interest Rate Swaps								
Pay Fixed/Receive Variable	$ 50.0	$150.0	$ 40.0	$ –	$ –	$ –	$ 240.0	$ (5.2)
Average Pay Rate	4.8%	4.8%	4.2%	–	–	–		
Average Receive Rate	2.6%	4.6%	5.4%	–	–	–		

ISLE OF CAPRI CASINOS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

Fiscal Year Ended	April 28, 2002	April 29, 2001
Assets:		
CURRENT ASSETS:		
Cash and cash equivalents	**$ 76,597**	$ 76,659
Accounts receivable	**9,857**	9,203
Income tax receivable	**–**	4,700
Deferred income taxes	**10,235**	14,536
Prepaid expenses and other assets	**15,113**	16,359
Property held for sale	**24,572**	–
Total current assets	**136,374**	121,457
Property and equipment—net	**803,507**	872,168
OTHER ASSETS:		
Property held for sale	**–**	2,860
Goodwill	**305,850**	291,755
Other intangible assets	**58,744**	66,411
Deferred financing costs, net of accumulated amortization of $7,984 in 2002 and $8,533 in 2001	**23,730**	21,856
Restricted cash	**3,677**	4,300
Prepaid deposits and other	**4,944**	2,100
Deferred income taxes	**3,397**	–
Total assets	**$1,340,223**	$1,382,907

See notes to consolidated financial statements.

ISLE OF CAPRI CASINOS, INC.
CONSOLIDATED BALANCE SHEETS (CONT'D.)
(In thousands, except per share data)

Fiscal Year Ended	April 28, 2002	April 29, 2001
Liabilities and Stockholders' Equity:		
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 14,176	$ 20,936
Accounts payable trade	$ 22,541	$ 22,635
Accrued liabilities:		
Interest	5,276	9,521
Payroll and related	47,186	35,653
Property and other taxes	15,673	14,963
Income taxes	13,993	–
Progressive jackpots and slot club awards	11,903	12,616
Other	27,862	43,222
Total current liabilities	158,610	159,546
Long-term debt, less current maturities	995,123	1,018,185
Deferred income taxes	–	15,563
Other accrued liabilities	16,302	9,670
Minority interest	10,990	13,902
STOCKHOLDERS' EQUITY:		
Preferred stock, $.01 par value; 2,000 shares authorized; none issued	–	–
Common stock, $.01 par value; 45,000 shares authorized; shares issued and outstanding: 31,826 at April 28, 2002 and 30,615 at April 29, 2001	314	306
Class B common stock, $.01 par value; 3,000 shares authorized; none issued	–	–
Additional paid-in capital	135,432	129,408
Unearned compensation	(1,352)	(1,800)
Retained earnings	54,753	54,788
Accumulated other comprehensive loss, net of income tax benefit of $2,364 in 2002	(4,061)	–
	185,086	182,702
Treasury stock, 3,107 shares at April 28, 2002 and 1,959 shares at April 29, 2001	(25,888)	(16,661)
Total stockholders' equity	159,198	166,041
Total liabilities and stockholders' equity	$ 1,340,223	$ 1,382,907

See notes to consolidated financial statements.

ISLE OF CAPRI CASINOS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

Fiscal Year Ended	April 28, 2002	April 29, 2001	April 30, 2000
REVENUES:			
Casino	**$ 1,056,967**	$ 957,147	$ 619,351
Rooms	**55,957**	50,734	24,809
Pari-mutuel commissions and fees	**23,534**	22,152	22,064
Food, beverage and other	**152,187**	148,315	93,572
Gross revenues	**1,288,645**	1,178,348	759,796
Less promotional allowances	**203,334**	195,547	113,092
Net revenues	**1,085,311**	982,801	646,704
OPERATING EXPENSES:			
Casino	**203,855**	192,209	116,105
Gaming taxes	**227,067**	192,571	122,572
Rooms	**13,345**	12,072	5,824
Pari-mutuel	**16,806**	16,212	16,406
Food, beverage and other	**35,774**	31,988	19,089
Marine and facilities	**70,024**	63,644	39,862
Marketing and administrative	**274,560**	249,888	167,584
Accrued litigation settlement	**2,600**	–	–
Valuation charge	**61,362**	1,032	–
Pre-opening expenses	**3,871**	176	3,420
Other charges	**–**	8,165	–
Depreciation and amortization	**72,064**	69,112	42,346
Total operating expenses	**981,328**	837,069	533,208
Operating income	**103,983**	145,732	113,496
Interest expense	**(89,177)**	(98,943)	(60,413)
Interest income	**850**	5,107	4,780
Gain on disposal of assets	**125**	271	3,106
Minority interest	**(7,676)**	(6,357)	(3,700)
Equity in income (loss) of unconsolidated joint ventures	**(38)**	(162)	259
Income before income taxes and extraordinary loss	**8,067**	45,648	57,528
Income tax provision	**3,753**	20,504	25,473
Income before extraordinary loss	**4,314**	25,144	32,055
Extraordinary loss on extinguishment of debt, net of income tax benefit of $2,672 in 2002, $0 in 2001 and $634 in 2000	**(4,349)**	–	(984)
Net income (loss)	**$ (35)**	$ 25,144	$ 31,071
EARNINGS (LOSS) PER COMMON SHARE–BASIC:			
Income before extraordinary loss	**$ 0.15**	$ 0.84	$ 1.22
Extraordinary loss, net of income taxes	**(0.15)**	–	(0.04)
Net income	**$ –**	$ 0.84	$ 1.18

See notes to consolidated financial statements.

ISLE OF CAPRI CASINOS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (CONT'D.)
(In thousands, except per share data)

Fiscal Year Ended	April 28, 2002	April 29, 2001	April 30, 2000
EARNINGS (LOSS) PER COMMON SHARE—ASSUMING DILUTION:			
Income before extraordinary loss	$ 0.15	$ 0.80	$ 1.15
Extraordinary loss, net of income taxes	(0.15)	–	(0.04)
Net income	$ –	$ 0.80	$ 1.11
Weighted average basic shares	28,162	29,894	26,327
Weighted average diluted shares	29,765	31,513	27,925

See notes to consolidated financial statements.

ISLE OF CAPRI CASINOS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Unearned Compensation	Accum. Other Comprehensive Loss	Treasury Stock	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance, April 25, 1999	23,569	$236	$ 63,146	$ –	$ –	$ –	$(1,427)	$ 61,955
Exercise of stock options and warrants	500	5	2,727	–	–	–	–	2,732
Issuance of common stock for acquisition	6,300	63	59,699	–	–	–	–	59,762
Net Income	–	–	–	–	–	–	31,071	31,071
Balance, April 30, 2000	30,369	304	125,572	–	–	–	29,644	155,520
Exercise of stock options	246	2	1,136	–	–	–	–	1,138
Grant of nonvested stock	–	–	2,700	(2,700)	–	–	–	–
Purchase of treasury stock	–	–	–	–	–	(16,661)	–	(16,661)
Amortization of unearned compensation	–	–	–	900	–	–	–	900
Net Income	–	–	–	–	–	–	25,144	25,144
Balance, April 29, 2001	30,615	306	129,408	(1,800)	–	(16,661)	54,788	166,041
Net loss	–	–	–	–	–	–	(35)	(35)
Unrealized loss on interest rate swap contracts, net of income tax benefit of $2,364	–	–	–	–	(4,061)	–	–	(4,061)
Comprehensive loss	30,615	306	129,408	(1,800)	(4,061)	(16,661)	54,753	161,945
Exercise of stock options and warrants	1,211	8	6,096	–	–	(1,205)	–	4,899
Grant of nonvested stock	–	–	(72)	72	–	–	–	–
Amortization of unearned compensation	–	–	–	376	–	–	–	376
Purchase of treasury stock	–	–	–	–	–	(8,022)	–	(8,022)
Balance, April 28, 2002	31,826	$314	$135,432	$(1,352)	$(4,061)	$(25,888)	$54,753	$159,198

See notes to consolidated financial statements.

ISLE OF CAPRI CASINOS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

Fiscal Year Ended	April 28, 2002	April 29, 2001	April 30, 2000
Operating activities:			
Net income (loss)	$ (35)	$ 25,144	$ 31,071
ADJUSTMENTS TO RECONCILE NET INCOME (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES:			
Depreciation and amortization	72,064	69,112	42,346
Amortization of deferred financing costs	3,863	4,388	2,969
Amortization of unearned compensation	376	900	–
Gain on disposal of assets	(125)	(271)	(3,106)
Other charges	–	8,165	–
Valuation charge	61,362	1,032	–
Deferred income taxes	12,291	11,068	17,410
Equity in (income) loss of unconsolidated joint venture	38	162	(259)
Extraordinary loss (net of income taxes)	4,349	–	984
Minority interest	7,676	6,358	3,700
Changes in current assets and liabilities:			
Accounts receivable	(654)	(2,020)	363
Income tax receivable	4,700	(4,700)	8,143
Prepaid expenses and other assets	1,246	(6,475)	(1,666)
Accounts payable and accrued liabilities	(13,536)	(38,713)	28,526
Net cash provided by operating activities	153,615	74,150	130,481
Investing activities:			
Purchase of property and equipment	(98,344)	(159,326)	(104,568)
Net cash paid for acquisitions	–	(111,399)	(119,355)
Sale of short-term investments	–	39,044	(39,044)
Proceeds from sales of assets	125	271	6,134
Investments in and advances to joint ventures	(1,055)	(1,324)	196
Restricted cash	623	1,256	2,559
Prepaid deposits and other	(1,827)	6,100	(3,879)
Net cash used in investing activities	(100,478)	(225,378)	(257,957)
Financing activities:			
Proceeds from debt	580,000	2,238	475,061
Net proceeds from (reduction in) line of credit	(18,000)	93,000	–
Principal payments on debt and cash paid to retire debt	(596,697)	(19,021)	(258,078)
Deferred financing costs	(7,631)	(779)	(9,384)
Purchase of treasury stock	(8,022)	(16,659)	–
Proceeds from exercise of stock options and warrants	4,830	1,136	2,732
Cash distribution to minority partner	(7,679)	–	–
Net cash (used in) provided by financing activities	(53,199)	59,915	210,331

See notes to consolidated financial statements.

ISLE OF CAPRI CASINOS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (CONT'D.)
(In thousands)

Fiscal Year Ended	April 28, 2002	April 29, 2001	April 30, 2000
Net increase (decrease) in cash and cash equivalents	**(62)**	(91,313)	82,855
Cash and cash equivalents at beginning of period	**76,659**	167,972	85,117
Cash and cash equivalents at end of period	**$ 76,597**	$ 76,659	$ 167,972
Supplemental disclosure of cash flow information:			
NET CASH PAYMENTS (RECEIPTS) FOR:			
Interest	**$ 77,821**	$ 99,620	$ 52,090
Income taxes	**(6,439)**	22,337	(1,933)
Supplemental schedule of non-cash investing and financing activities:			
OTHER:			
Construction costs funded through accounts payable	–	2,809	2,453
ACQUISITIONS OF BUSINESSES:			
Fair value of assets acquired	–	189,772	496,417
Less fair value of liabilities assumed	–	(78,373)	(317,300)
Less stock issued	–	–	(59,762)
Net cash payment	–	111,399	119,355

See notes to consolidated financial statements.

Isle of Capri Casinos, Inc.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Basis of Presentation

Isle of Capri Casinos, Inc. (the "Company" or "Isle of Capri") was incorporated as a Delaware corporation on February 14, 1990. The Company, through its subsidiaries, is engaged in the business of developing, owning and operating branded gaming facilities and related lodging and entertainment facilities in growing markets in the United States. The Company wholly owns and operates thirteen gaming facilities located in Bossier City and Lake Charles, Louisiana; Biloxi, Lula, Natchez, Vicksburg, and Tunica, Mississippi; Boonville and Kansas City, Missouri; Bettendorf, Marquette and Davenport, Iowa; and Las Vegas, Nevada. The Company also owns a 57% interest in and receives a management fee for operating a gaming facility in Black Hawk, Colorado. All but two of these gaming facilities operate under the name "Isle of Capri" and feature our distinctive tropical island theme. In addition, the Company wholly owns and operates a pari-mutuel harness racing facility in Pompano Beach, Florida.

Fiscal Year-End

The Company's fiscal year ends on the last Sunday in April. This fiscal year creates more comparability of the Company's quarterly operations by generally having an equal number of weeks (13) and weekend days (26) in each quarter. Periodically, this system necessitates a 53-week year and fiscal 2000 was one such year. Fiscal 2002 commenced on April 30, 2001 and ended on April 28, 2002.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. Investments in unconsolidated affiliates that are 50% or less owned are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less as cash equivalents. Cash equivalents are placed primarily with high-credit-quality financial institutions. The carrying amount of cash equivalents approximates fair value because of the short maturity of these instruments.

Inventories

Inventories generally consist of food and beverage and retail merchandise, and are stated at the lower of cost or market. Cost is determined by the weighted-average method.

Property and Equipment

Property and equipment are stated at cost. Maintenance and repairs that neither materially add to the value of the property nor appreciably prolong its life are charged to expense as incurred. Gains or losses on dispositions of property and equipment are included in the determination of income. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets:

	Years
Slot machines, software and computers	3
Furniture, fixtures and equipment	5-10
Leasehold improvements	10-39.5
Riverboats and floating pavilions	25
Buildings and improvements	39.5

Capital leases are depreciated over the estimated useful life of the assets or the life of the lease, whichever is shorter.

Goodwill and Other Intangible Assets

Goodwill, representing the excess of the cost over the net identifiable tangible and intangible assets of acquired businesses, is stated at cost. Other intangible assets represent the value of licenses, trademarks and player databases acquired by the Company. Through April 29, 2001, these assets were amortized using the straight-line method, generally over a twenty-five year period. In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. These statements require that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 and prohibit the pooling-of-interest method and change the accounting for goodwill from an amortization method to an impairment-only approach. The carrying value of goodwill and other intangible assets is reviewed periodically to determine whether any impairment has occurred. The Company has elected early adoption effective April 30, 2001, and ceased the amortization of goodwill and other intangible assets at that time.

Long-lived Assets

The Company periodically evaluates the carrying value of long-lived assets to be held and used in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121"). SFAS 121 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. In that event, a loss is recognized based on the amount by which the carrying amount exceeds the fair market value of the long-lived assets. Loss on long-lived assets to be disposed of is determined in a similar manner, except that fair market values are reduced for the cost of disposal. Based on its review, other than the asset impairment write-downs noted in Note 15, the Company believes that as of April 28, 2002 there were no significant impairments of its long-lived assets.

Deferred Financing Costs

The costs of issuing long-term debt are capitalized and are being amortized over the term of the related debt.

Self-Insurance

The Company is self-insured for various levels of general liability, workers' compensation, and employee medical and life insurance coverage. Self-insurance reserves are estimated based on the Company's claims experience and are included in current accrued liabilities on the consolidated balance sheets.

Slot Club Awards

The Company provides slot patrons with incentives based on the dollar amount of play on slot machines. An accrual has been established based on an estimate of the outstanding value of these incentives, utilizing the age and prior history of redemptions. This amount is reflected as a current accrued liability on the consolidated balance sheets.

Derivative Instruments and Hedging Activities

Effective April 30, 2001, the Company adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," ("SFAS 133") as amended. The Company utilizes derivative financial instruments to manage interest rate risk associated with variable rate borrowings. Derivative financial instruments are intended to reduce the Company's exposure to interest rate risk. The Company accounts for changes in the fair value of a derivative instrument depending on the intended use of the derivative and the resulting designation, which is established at the inception of a derivative. SFAS 133 requires that a company formally document, at the inception of a hedge, the hedging relationship and the entity's risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged, the method used to assess effectiveness and the method that will be used to measure hedge ineffectiveness of derivative instruments that receive hedge accounting treatment. For derivative instruments designated as cash flow hedges, changes in fair value, to the extent the hedge is effective, are recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge effectiveness is assessed quarterly based on the total change in the derivative's fair value.

Revenue Recognition

In accordance with gaming industry practice, the Company recognizes casino revenues as the net win from gaming activities, which is the difference between gaming wins and losses. Casino revenues are net of accruals for anticipated payouts of progressive slot jackpots and certain table games. Such anticipated jackpot payments are reflected as current liabilities in the accompanying balance sheets. Revenues from the hotel, food, beverage, entertainment, and the gift shop are recognized at the time the related service or sale is performed/made.

Net Revenues

Net revenues do not include the retail amount of food, beverage and other items provided gratuitously to customers. These amounts that are included in promotional allowances were as follows:

Fiscal Year Ended (In thousands)	April 28, 2002	April 29, 2001	April 30, 2000
Rooms	**$ 30,569**	$ 25,856	$ 61,265
Food and beverage	**93,192**	95,325	12,365
Other	**3,336**	3,555	1,316
Customer loyalty programs	**76,237**	70,811	38,146
Total promotional allowances	**$203,334**	$195,547	$113,092

The estimated cost of providing such complimentary services that is included in casino expense was as follows:

Fiscal Year Ended (In thousands)	April 28, 2002	April 29, 2001	April 30, 2000
Rooms	**$ 15,315**	$ 12,620	$ 5,880
Food and beverage	**72,052**	72,166	46,323
Other	**1,100**	1,263	451
Total costs of complimentary services	**$ 88,467**	$ 86,049	$ 52,654

Effective for fiscal 2001, the Company adopted new guidance issued by the Emerging Issues Task Force ("EITF") of the Financial Accounting Standards Board relative to EITF Issue No. 00-14, "Accounting for Certain Sales Incentives," and EITF Issue No. 00-22, "Accounting for Points and Certain Other Time-Based Sales Incentive Offers, and Offers for Free Products or Services to Be Delivered in the Future." EITF Issue No. 00-14 requires the redemption of coupons for cash to be recognized as a reduction of revenue and EITF Issue No. 00-22 requires the redemption of "points" for cash to be recognized as a reduction of revenue. The Company has complied with the requirements of this new guidance in the accompanying statements of operations.

Advertising

Advertising costs are expensed the first time such advertisement appears. Total advertising costs (including direct mail marketing) were $18.7 million in fiscal 2002, $21.1 million in fiscal 2001 and $14.7 million in fiscal 2000.

Preopening Expense

Pre-opening, pre-operating and organization activities are expensed as incurred.

Capitalized Interest

The interest cost associated with major development and construction projects is capitalized and included in the cost of the project. When no debt is incurred specifically for a project, interest is capitalized on amounts expended on the project using the weighted-average cost of the Company's outstanding borrowings. Capitalization of interest ceases when the project is substantially complete or development activity is suspended for more than a brief period.

Equity Method of Accounting for Investments

Investments in companies in which the Company has a 20% to 50% interest are carried at cost, adjusted for the Company's proportionate share of their operating and financial activities.

Income Taxes

Income taxes are accounted for in accordance with the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates related to deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Earnings (Loss) per Share of Common Stock

In accordance with the provisions of Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 128, "Earnings Per Share," basic earnings (loss) per share ("EPS") is computed by dividing net income (loss) applicable to common stock by the weighted-average common shares outstanding during the period. Diluted EPS reflects the additional dilution for all potentially dilutive securities such as stock options.

Stock-Based Compensation

The Company grants stock options for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related interpretations. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Certain Risks and Uncertainties

The Company's operations are dependent on the continued licensing or qualification of the Company. Such licensing and qualification are reviewed periodically by the gaming authorities in the state of operation.

The Company receives a significant amount of its revenue from patrons within 50 miles of the properties. If economic conditions in these areas were to decline materially or additional casino licenses were awarded in these locations, the Company's results of operations could be materially affected.

Reclassification

The consolidated financial statements for prior years reflect certain reclassifications to conform with the current year presentation.

Recently-Issued Accounting Standards

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), which requires companies to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset. SFAS 143 will be effective for financial statements for fiscal years beginning after June 15, 2002. The Company believes the adoption of SFAS 143 will not have a material impact on its financial position or results of consolidated operations.

In October 2001, the Financial Accounting Standards Board issued "Accounting for the Impairment or Disposal of Long-Lived Assets" Statement of Financial Accounting Standards No. 144, ("SFAS 144"), which addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations" for a disposal of a segment of a business. SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect that the adoption of the Statement will have a significant impact on the Company's financial position and results of consolidated operations.

2. Property and Equipment

Property and equipment consists of the following:

Fiscal Year Ended (In thousands)	April 28, 2002	April 29, 2001
PROPERTY AND EQUIPMENT:		
Land and land improvements	$ 126,456	$ 126,784
Leasehold improvements	117,849	110,727
Buildings and improvements	372,933	414,410
Riverboats and floating pavilions	163,399	158,246
Furniture, fixtures and equipment	259,201	224,638
Construction in progress	6,261	31,398
Total property and equipment	1,046,099	1,066,203
Less accumulated depreciation and amortization	242,592	194,035
Property and equipment, net	$ 803,507	$ 872,168

Interest capitalized totaled $1.3 million in fiscal 2002, $3.8 million in fiscal 2001 and $2.4 million in fiscal 2000. Depreciation expense for property and equipment totaled $72.1 million in fiscal 2002, $54.7 million in fiscal 2001 and $35.1 million in fiscal 2000.

3. Isle of Capri Black Hawk L.L.C.

On April 25, 1997, a wholly-owned subsidiary of the Company, Casino America of Colorado, formed the Isle-Black Hawk, a limited liability company, with Blackhawk Gold, Ltd., a wholly-owned subsidiary of Nevada Gold & Casinos, Inc. The Isle-Black Hawk owns a casino in Black Hawk, Colorado, which opened on December 30, 1998. The Company has a 57% indirect ownership interest in the Isle-Black Hawk.

4. Property Held for Sale

Property held for sale at April 28, 2002 consists primarily of the Isle-Tunica and the Lady Luck-Las Vegas (see footnote 15). The balance also includes land in Cripple Creek, Colorado, a riverboat, a floating pavilion and several barges. Property held for sale at April 29, 2001 consists primarily of land in Cripple Creek, Colorado, a riverboat, a floating pavilion and several barges.

5. Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of the following:

Fiscal Year Ended (In thousands)	April 28, 2002	April 29, 2001
Goodwill	$ 330,136	$ 319,534
Gaming licenses	68,056	72,230
Trademarks and player database	5,628	5,628
Total goodwill and other intangible assets	403,820	397,392
Less accumulated amortization	39,226	39,226
Goodwill and other intangible assets, net	$ 364,594	$ 358,166

For the fiscal year ended April 28, 2002, goodwill and other intangible assets increased by $11.4 million due to the recording of the final purchase accounting adjustments for the Lady Luck-Las Vegas, the Isle-Boonville and the Rhythm City-Davenport. Goodwill for Isle-Lake Charles decreased by $5.0 million due to the elimination of the valuation allowance related to the deferred tax assets. See Note 18.

The following table sets forth the pro forma effect of adoption of Statements of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets":

Fiscal Year Ended (In thousands, except per share data)	April 28, 2002	April 29, 2001	April 30, 2000
Reported income before extraordinary loss	$ 4,314	$ 25,144	$ 32,055
Amortization expense, net of income taxes	–	9,852	5,669
Adjusted income before extraordinary loss	$ 4,314	$ 34,996	$ 37,724
Reported net income (loss)	$ (35)	$ 25,144	$ 31,071
Amortization expense, net of taxes	–	9,852	5,669
Adjusted net income (loss)	$ (35)	$ 34,996	$ 36,740
REPORTED INCOME PER COMMON SHARE BEFORE EXTRAORDINARY LOSS:			
Basic	$ 0.15	$ 0.84	$ 1.22
Diluted	$ 0.15	$ 0.80	$ 1.15
REPORTED NET INCOME PER COMMON SHARE:			
Basic	$ –	$ 0.84	$ 1.18
Diluted	$ –	$ 0.80	$ 1.11
ADJUSTED INCOME PER COMMON SHARE BEFORE EXTRAORDINARY LOSS:			
Basic	$ 0.15	$ 1.17	$ 1.43
Diluted	$ 0.15	$ 1.11	$ 1.35
ADJUSTED NET INCOME PER COMMON SHARE:			
Basic	$ –	$ 1.17	$ 1.40
Diluted	$ –	$ 1.11	$ 1.32

6. Restricted cash

Restricted cash consists of workers' compensation deposits in the amount of $0.5 million and various other deposits totaling $3.2 million.

7. Self-Insurance Liabilities

The Company's employee-related health care benefits program, workers' compensation insurance and general liability insurance are self-funded up to a maximum amount per claim. Claims in excess of this maximum are fully insured through a stop-loss insurance policy. Accruals are based on claims filed and estimates of claims incurred but not reported. For the fiscal years ended April 28, 2002 and April 29, 2001, the Company's liabilities for unpaid and incurred but not reported claims totaled $17.7 million and $14.7 million, respectively, and are included in "Accrued liabilities – payroll and related" for health care benefits and workers' compensation insurance and in "Accrued liabilities – other" for general liability insurance in the accompanying consolidated balance sheets. While the total cost of claims incurred depends on future developments, in management's opinion, recorded reserves are adequate to cover future claims' payments.

8. Long-Term Debt

Fiscal Year Ended (In thousands)	April 28, 2002	April 29, 2001
LONG-TERM DEBT CONSISTS OF THE FOLLOWING:		
8.75% Senior Subordinated Notes (described below)	$ 390,000	$ 390,000
9.00% Senior Subordinated Notes (described below)	200,000	–
Senior Secured Credit Facility (described below):		
Variable rate term loan	250,000	461,250
Revolver	75,000	93,000
13% First Mortgage Notes, issued by Isle of Capri Black Hawk L.L.C., due August 2004; non-recourse to Isle of Capri Casinos, Inc. (described below)	–	75,000
Isle–Black Hawk Secured Credit Facility, non-recourse to Isle of Capri Casinos, Inc. (described below):		
Variable rate term loans	77,900	–
Variable rate TIF Bonds due to City of Bettendorf (described below)	5,929	6,493
12.5% note payable, due in monthly installments of $125,000, including interest, beginning October 1997 through October 2005	4,072	4,999
8% note payable, due in monthly installments of $66,667, including interest, through July 2002	132	888
8% note payable, due in monthly installments of $11,365, including interest, through November 2015	1,124	1,168
Other	5,142	6,323
	1,009,299	1,039,121
Less current maturities	14,176	20,936
Long-term debt	$ 995,123	$ 1,018,185

8.75% Senior Subordinated Notes

On April 23, 1999, the Company issued $390.0 million of 8.75% Senior Subordinated Notes due 2009 (the "8.75% Senior Subordinated Notes"). The 8.75% Senior Subordinated Notes are guaranteed by all of the Company's significant subsidiaries, excluding the subsidiaries that own and operate the Isle-Black Hawk. Interest on the 8.75% Senior Subordinated Notes is payable semi-annually on each April 15 and October 15 through maturity. The 8.75% Senior Subordinated Notes are redeemable, in whole or in part, at the Company's option at any time on or after April 15, 2004 at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest to the applicable redemption date, if redeemed during the 12-month period beginning on April 15 of the years indicated below:

Year	Percentage
2004	104.375%
2005	102.917%
2006	101.458%
2007 and thereafter	100.000%

The Company issued the 8.75% Senior Subordinated Notes under an indenture between the Company, the subsidiary guarantors and a trustee. The indenture, among other things, restricts the ability of the Company and its restricted subsidiaries to borrow money, make restricted payments, use assets as security in other transactions, enter into transactions with affiliates, or pay dividends on or repurchase its stock or its restricted subsidiaries' stock. The Company is also restricted in its ability to issue and sell capital stock of its subsidiaries and in its ability to sell assets in excess of specified amounts or merge with or into other companies.

A substantial part of the proceeds from the 8.75% Senior Subordinated Notes was used to prepay long-term debt, including all of the $315.0 million of 12.5% Senior Secured Notes due 2003. The proceeds were also used to pay prepayment premiums, accrued interest and other transaction fees and costs.

9% Senior Subordinated Notes

On March 27, 2002, the Company issued $200.0 million of 9% Senior Subordinated Notes due 2012 (the "9% Senior Subordinated Notes"). The 9% Senior Subordinated Notes are guaranteed by all of the Company's significant subsidiaries, excluding the subsidiaries that own and operate the Isle-Black Hawk. The 9% Senior Subordinated Notes are general unsecured obligations and rank junior to all existing and future senior indebtedness, senior to any subordinated indebtedness and equally with all of existing and future senior subordinated debt, including the $390.0 million in aggregate principal amount of the existing 8.75% Senior Subordinated Notes. Interest on the 9% Senior Subordinated Notes is payable semi-annually on each March 15 and September 15 through maturity. The 9% Senior Subordinated Notes are redeemable, in whole or in part, at the Company's option at any time on or after March 15, 2007 at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest to the applicable redemption date, if redeemed during the 12-month period beginning on March 15 of the years indicated below:

Year	Percentage
2007	104.500%
2008	103.000%
2009	101.500%
2010 and thereafter	100.000%

Additionally, the Company may redeem a portion of the Notes with the proceeds of specified equity offerings.

The Company issued the 9% Senior Subordinated Notes under an indenture between the Company, the subsidiary guarantors and a trustee. The indenture, among other things, restricts the ability of the Company and its restricted subsidiaries to borrow money, make restricted payments, use assets as security in other transactions, enter into transactions with affiliates, or pay dividends on or repurchase its stock or its restricted subsidiaries' stock. The Company is also restricted in its ability to issue and sell capital stock of its subsidiaries and in its ability to sell assets in excess of specified amounts or merge with or into other companies.

A substantial part of the proceeds from the 9% Senior Subordinated Notes was used to prepay long-term debt, including $195.0 million outstanding under the Amended and Restated Senior Credit Facility. The proceeds were also used to pay accrued interest and other transaction fees and costs.

Senior Secured Credit Facility

Senior Credit Facility

Simultaneously with the issuance of the 8.75% Senior Subordinated Notes, the Company entered into a $175.0 million five-year credit facility (the "Senior Credit Facility") comprised of a $50.0 million term loan and a $125.0 million revolver. On March 2, 2000, the Company amended and restated the Senior Credit Facility in connection with the acquisition of the Lady Luck-Las Vegas and BRDC, as well as, to provide financing for the pending acquisitions of the Flamingo Hilton Riverboat Casino in Kansas City, Missouri and of Davis Gaming Boonville, Inc. The previous $175.0 million Senior Credit Facility was expanded under the amended and restated agreement to a $600.0 million facility ("Amended and Restated Senior Credit Facility"). On June 18, 2001, Isle of Capri exercised an option under its existing $600.0 million Amended and Restated Credit Agreement to add $50.0 million of additional term loans under the same terms, conditions and covenants to bring the total Amended and Restated Senior Credit Facility to $650.0 million.

Amended and Restated Senior Credit Facility

The $650.0 million Amended and Restated Senior Credit Facility was comprised of a $125.0 million revolving credit facility, a $100.0 million Tranche A term loan maturing on March 2, 2005, a $226.7 million Tranche B term loan maturing on March 2, 2006, and a $198.3 million Tranche C term loan maturing on March 2, 2007. On April 26, 2002, the Company amended the existing $650.0 million Amended and Restated Senior Credit Facility with a $500.0 million Senior Secured Credit Facility (the "Senior Secured Credit Facility").

Senior Secured Credit Facility

The Senior Secured Credit Facility provides for a $250.0 million revolving credit facility maturing on April 25, 2007 and a $250.0 million term loan facility maturing on April 25, 2008. The proceeds were used to refinance $336.8 million of the existing Amended and Restated Senior Credit Facility with the remainder being available for general corporate purposes.

At the Company's option, the revolving credit facility may bear interest at (1) the higher of 0.05% in excess of the federal funds effective rate or the rate that the bank group announces from time to time as its prime lending rate plus an applicable margin of up to 1.75%, or (2) a rate tied to a LIBOR rate plus an applicable margin of up to 2.75%. The term loan may bear interest at the Company's option at (1) the higher of 0.05% in excess of the federal funds effective rate or the rate that the bank group announces from time to time as its prime lending rate plus an applicable margin of up to 1.5% or (2) a rate tied to a LIBOR rate plus an applicable margin of up to 2.5%.

The Senior Secured Senior Credit Facility provides for certain covenants, including those of a financial nature. The Amended and Restated Senior Credit Facility is secured by liens on substantially all of the Company's assets and guaranteed by all of its significant restricted subsidiaries, excluding Casino America of Colorado, Inc., the Isle-Black Hawk and their subsidiaries.

The weighted-average effective interest rate of total debt outstanding under the Senior Secured Credit Facility at April 28, 2002 was 6.27%.

13% First Mortgage Notes

On August 20, 1997, the Isle-Black Hawk issued $75.0 million of 13% First Mortgage Notes ("First Mortgage Notes") with contingent interest, due August 31, 2004, that was non-recourse debt to the Isle of Capri Casinos. Interest on the First Mortgage Notes was payable semi-annually on February 28 and August 31 of each year, commencing February 28, 1998. Additionally, contingent interest was payable on the First Mortgage Notes on each interest payment date in an aggregate principal amount of 5% of the Consolidated Cash Flow (as defined in the Indenture governing the First Mortgage Notes). Every six months the Isle-Black Hawk had been required to pay contingent interest in accordance with the Indenture.

The amount of contingent interest expense totaled $1.0 million in fiscal 2002, $1.5 million in fiscal 2001 and $1.1 million in fiscal 2000.

On December 18, 2001, the Isle-Black Hawk redeemed all of its outstanding 13% First Mortgage Notes in the principal amount of $75.0 million. The redemption price of the First Mortgage Notes was 106.5% of the principal amount plus accrued and unpaid interest to the date of redemption, equaling a redemption price of $1,065 for each $1,000 principal amount of Notes, plus accrued and unpaid interest. Isle of Capri recorded a $2.4 million extraordinary loss, net of taxes of $1.4 million during the fiscal year ended April 28, 2002, relating to the extinguishment of the First Mortgage Notes resulting from the payment of early payment premiums and the write-off of previously recorded debt acquisition costs.

Isle-Black Hawk Secured Credit Facility

On November 16, 2001, the Isle-Black Hawk entered into a $90.0 million secured credit facility (the "Secured Credit Facility"), that is non-recourse debt to the Isle of Capri, primarily for the purpose of funding the redemption of the 13% First Mortgage Notes. The Secured Credit Facility provides for a $10.0 million revolving credit facility, a $40.0 million Tranche A term loan maturing on November 16, 2005 and a $40.0 million Tranche B term loan maturing on November 16, 2006.

The Isle-Black Hawk is required to make quarterly principal payments on the term loan portions of the Secured Credit Facility that commenced in March 2002. Such payments on the Tranche A term loan initially will be $2.0 million per quarter with scheduled increases to $2.5 million per quarter commencing March 2003 and to $3.0 million per quarter commencing March 2005. Such payments on the Tranche B term loan initially will be $0.1 million per quarter with a scheduled increase to $9.6 million per quarter commencing March 2006.

At the Isle-Black Hawk's option, the revolving credit facility and the Tranche A term loan may bear interest at (1) the higher of 0.05% in excess of the federal funds effective rate or the rate that the bank group announces from time to time as its prime lending rate plus an applicable margin of up to 2.50%, or (2) a rate tied to a LIBOR rate plus an applicable margin of up to 3.50%. At the Isle-Black Hawk's option, the Tranche B term loan may bear interest at (1) the higher of 0.05% in excess of the federal funds effective rate or the rate that the bank group announces from time to time as its prime lending rate plus an applicable margin of up to 3.00%, or (2) a rate tied to a LIBOR rate plus an applicable margin of up to 4.00%.

The Secured Credit Facility provides for certain covenants, including those of a financial nature. The Isle-Black Hawk was in compliance with these covenants as of April 28, 2002. The Secured Credit Facility is secured by liens on the Isle-Black Hawk's assets.

The weighted-average effective interest rate of total debt outstanding under the Secured Credit Facility at April 28, 2002 was 6.82%.

Interest Rate Swaps

The Company entered into three interest rate swap agreements in the fourth quarter of fiscal 2001 and four interest rate swap agreements in fiscal 2002 that effectively convert portions of the floating rate term loans to a fixed rate, thus reducing the impact of interest rate changes on future interest expense. The notional value of the swaps, which were designated as cash flow hedges, was $240.0 million, or 73.2% of the Isle of Capri's variable rate term loans as of April 28, 2002. The interest rate swaps terminate as follows: $50.0 million in fiscal 2003, $150.0 million in fiscal 2004 and $40.0 million in fiscal 2005.

For the fiscal year ended April 28, 2002, other comprehensive loss included $4.1 million for changes in the fair value of derivative instruments for cash flow hedges. The fair value of the estimated interest differential between the applicable future variable rates and the interest rate swap contracts, expressed in present value terms totals $6.4 million, of which $1.2 million is recorded in other accrued current liabilities and $5.2 million is recorded in other accrued long-term liabilities in the accompanying consolidated balance sheets. There was no effect on income related to hedge ineffectiveness.

At April 28, 2002, the Company does not expect to reclassify any net gains (losses) on derivative instruments from accumulated other comprehensive income to earnings during the next twelve months due to the payment of variable interest associated with the floating rate debt.

Variable Rate TIF Bonds

As part of the City of Bettendorf Development Agreement dated June 17, 1997, the City issued $9.5 million in tax incremental financing bonds ("TIF Bonds"), $7.5 million of which were used by the Isle-Bettendorf to construct an overpass, parking garage, related site improvements and pay for disruption damages caused by construction of the overpass. To enable financing of the City's obligations, the Isle-Bettendorf will pay incremental property taxes on the developed property assessed at a valuation of not less than $32.0 million until the TIF Bonds mature. Additionally, the TIF Bonds will also be repaid from the incremental taxes on the developed property within the defined "TIF District" which includes the Isle-Bettendorf and over 100 other tax-paying entities. As the TIF District will repay the TIF Bonds, the Isle-Bettendorf may not be required to fully repay the $7.5 million. In the event that the taxes generated by the project and other qualifying developments in the redevelopment district do not fund the repayment of the total TIF Bonds prior to their scheduled maturity, the Isle-Bettendorf will pay the City $0.25 per person for each person entering the boat until the remaining balance has been repaid.

Other

The Isle of Capri has $264.0 million in bank lines of credit including the Senior Secured Credit Facility and the Secured Credit Facility. As of April 28, 2002, Isle of Capri had $75.0 million outstanding under these lines of credit.

The Isle-Black Hawk obtained a letter of credit, as a requirement to guarantee the City of Black Hawk ("the City of Black Hawk") improvements according to the subdivision improvement agreement with the City of Black Hawk. The letter of credit, totaling $0.4 million and insured by $0.2 million of restricted cash, could be drawn upon by the City of Black Hawk for repair on the public improvements during the one-year warranty period. During the warranty period that ended in February 2002, the City of Black Hawk did not draw on the Isle-Black Hawk for repairs and the restricted cash was released in February 2002.

At April 28, 2002, the Isle of Capri was in compliance with all debt covenants.

The aggregate principal payments due on total long-term debt over the next five fiscal years and thereafter are as follows:

Fiscal Year Ending (In thousands)	
2003	$ 14,176
2004	15,714
2005	15,911
2006	22,927
2007	32,611
Thereafter	907,960
	$ 1,009,299

9. Commitments

The Company leases approximately 16.25 acres of land in Calcasieu Parish, Louisiana for use in connection with the Isle-Lake Charles. The initial term of this lease expires in March 2005 and we have the option to renew it for sixteen additional terms of five years each. Rent under the Isle-Lake Charles lease is currently $1.5 million per year and is subject to increases based on the Consumer Price Index.

The Company has an agreement with the Biloxi Port Commission that provides the Company with certain docking rights. This agreement expires in July 2004, with seven renewal options of five years each. Annual rentals are the greater of $500,000 or 1% of gross gaming revenue, as defined. Annual rent during each renewal term is adjusted for increases in the Consumer Price Index, limited to 6% for each renewal period.

In addition, the Company leases certain land, buildings, and other improvements from the City of Biloxi under a lease and concession agreement. This agreement expires in July 2004, with options to renew for six additional terms of five years each. Annual rent is $530,000 plus 3% of gross gaming revenue, as defined, in excess of $25.0 million. Annual rent during each renewal term is adjusted for increases in the Consumer Price Index, limited to 6% for each renewal period.

In April 1994, the Company entered an Addendum to the lease with the City of Biloxi, which requires the Company to pay 4% of gross non-gaming revenues received as defined, net of sales tax, comps and discounts. Additional rent will be due to the City of Biloxi for the amount of any increase from and after January 1, 2016 in the rent due to the State Institutions of Higher Learning under a lease between the City of Biloxi and the State Institutions of Higher Learning (the "IHL Lease") and for any increases in certain tidelands leases between the City of Biloxi and the State of Mississippi.

In April 1994, in connection with the construction of a hotel, the Company entered into a lease for additional land. The Company first acquired the leasehold interest of Sea Harvest, Inc., the original lessee, for consideration of $8,000 per month for a period of ten years. The Company's lease is with the City of Biloxi, Mississippi, for an initial term of 25 years, with options to renew for six additional terms of 10 years each and a final option period with a termination date commensurate with the termination date of the IHL Lease, but in no event later than December 31, 2085. Annual rent (which includes payments to be made pursuant to the purchase of a related leasehold interest) is $444,400, plus 4% of gross non-gaming revenue, as defined. The annual rent is adjusted after each five-year period based on increases in the Consumer Price Index, limited to a 10% increase in any five-year period. The annual rent will increase 10 years after the commencement of payments pursuant to a termination of lease and settlement agreement, to an amount equal to the sum of annual rent as if it had been $500,000 annually plus adjustments thereto based on the Consumer Price Index.

The Company leases approximately 1,000 acres of land in Coahoma County, Mississippi and utilizes approximately 50 acres in connection with the operations of the Isle-Lula. Unless terminated by the Company at an earlier date, the lease expires in 2033. Rent under the lease is currently 5.5% of gross gaming revenue as established by the Mississippi Gaming Commission, as well as $3,333 per month for the Rhythm & Blues hotel.

Through numerous lease agreements, the Company leases approximately 64 acres of land in Natchez, Mississippi, which is used in connection with the operation of the Isle-Natchez. Unless terminated by the Company at an earlier date, the lease expiration dates vary from 2002-2037. Rents under the leases currently total approximately $60,000 per month. The Company also leases approximately 7.5 acres of land, which is utilized for parking at the facility.

In March 1999, the Company entered into a lease for land in Tunica County, Mississippi for use in connection with the Isle-Tunica. The initial lease term is five years with the option to renew the lease for seven additional terms of five years. Base rent for each lease year equals the greater of 2% of gross gaming revenue or $800,000. Once gross gaming revenue exceeds $40.0 million during any lease year, the base rent in the following months of such year shall be increased by an amount equal to 2% of such excess. The landlord is entitled to receive additional rent based on excess available cash, as defined in the lease.

The Company entered into a lease agreement with the City of Boonville ("the City of Boonville"). Under the terms of agreement the Company leases the site for a period of 99 years. The Company was required to pay $1.7 million to the City of Boonville as lump sum rent payment during construction of the casino. There is no rent due after casino opening date.

During the one year period after the casino opening date, after the City of Boonville has received $0.8 million in admission fees. The Company will receive a dollar for dollar rebate, up to $0.2 million, of the lump sum rent for every additional dollar which the City of Boonville receives from the admission fees. As of April 28, 2002, the City of Boonville has received $1.0 million in admission fees.

Under terms of the agreement, the Company is required to make quarterly payments of 3.5% of gross revenues to a construction escrow account. The maximum amount required to be paid into the account is $1.0 million. Within two years of the casino opening date, the Company is required to commence construction of an amphitheater or a community project, funded by the escrow account. If the Company does not commence construction, the amount in the escrow account reverts to the City of Boonville. As of April 28, 2002, the Company had paid $0.7 million into the escrow account.

The Company leases approximately 28 acres from the Kansas City Port Authority in connection with the operation of the Isle-Kansas City. The term of the lease is 5 years and Isle of Capri has the option to renew the lease for 8 additional terms of 5 years each. Rent under the lease is currently $3.0 million per year, subject to the higher of $3.0 million (minimum rent) per year, or 3.25% of gross revenues, less complimentaries.

The Company leases riverfront land from the City of Marquette, Iowa, under a lease agreement. This agreement expires in December 2019. Annual rent is $180,000 payable in equal monthly installments due on the first of each month. In addition to the base rent, the Company must also pay the following amounts: (1) $0.50 per customer per day due the 15th day following each month and (2) 2.5% of net gambling receipts, as defined, from $20.0 million to $40.0 million, plus 5% of net gambling receipts, as defined, from $40.0 million to $60.0 million, plus 7% of net gambling receipts, as defined, in excess of $60.0 million, due annually.

In February 1995, in conjunction with its planned Cripple Creek, Colorado development, the Company entered into a land lease. The lease has an initial term of 25 years, with options to renew for seven additional terms of 10 years each. The base rent is $250,000 per year increased by $10,000 each year until the annual rent is $300,000. After seven years, and every two years thereafter, the annual rent is adjusted based on increases in the Consumer Price Index, limited to a 4% increase in any two-year period.

Future minimum payments under capital leases and noncancelable operating leases with initial terms of one year or more consisted of the following at April 28, 2002:

(In thousands)	Capital Leases	Operating Leases
2003	$ 403	$ 13,799
2004	384	11,287
2005	332	10,857
2006	318	10,409
2007	327	9,240
Thereafter	4,593	505,555
Total minimum lease payments	$ 6,357	$ 561,147
Amounts representing interest	(3,748)	
Present value of net minimum lease payments	$ 2,609	

All future operating minimum lease payments include long-term land lease payments which have various renewal options varying between 5 to 10 years. The Company expects that the Company's properties will continue in operation and these leases will be renewed for the next 80 to 90 years. Rent expense for operating leases was approximately $39.8 million in fiscal 2002, $36.6 million in fiscal 2001 and $19.6 million in fiscal 2000. Such amounts include contingent rentals of $12.1 million in fiscal 2002, $8.5 million in fiscal 2001 and $3.0 million in fiscal 2000.

10. Related Party Transactions

The Company leases approximately eight acres of land on a month-to-month basis from an entity owned by members of Bernard Goldstein's family, including Robert S. Goldstein and Jeffrey D. Goldstein, which is used for parking and warehouse space by the Isle-Bettendorf. The initial term of the lease expires 60 days after written notice is given to either party, and rent under the lease is currently $23,360 per month.

The Company reimburses Alter Trading Corporation, a company owned by Robert S. Goldstein, Jeffrey D. Goldstein and other members of the Goldstein family, for annual lease payments of approximately $99,000 with respect to property leased by Alter Trading Corporation. The land was leased at the Company's request in order to secure a site for possible casino operations.

11. Common Stock

Earnings (Loss) per Share of Common Stock

The following table sets forth the computation of basic and diluted earnings (loss) per share:

Fiscal Year Ended (In thousands, except per share data)	April 28, 2002	April 29, 2001	April 30, 2000
NUMERATOR:			
Income before extraordinary loss	$ 4,314	$ 25,144	$ 32,055
Extraordinary loss, net	(4,349)	–	(984)
Net income (loss)	(35)	25,144	31,071
Numerator for basic earnings (loss) per share–income (loss) available to common stockholders	(35)	25,144	31,071
Effect of diluted securities	–	–	–
Numerator for diluted earnings (loss) per share–income (loss) available to common stockholders after assumed conversions	$ (35)	$ 25,144	$ 31,071
DENOMINATOR:			
Denominator for basic earnings (loss) per share–weighted-average shares	28,162	29,894	26,327
Effect of dilutive securities, employee stock options, warrants and nonvested restricted stock	1,603	1,619	1,598
Dilutive potential common shares	1,603	1,619	1,598
Denominator for diluted earnings (loss) per share–adjusted weighted-average shares and assumed conversions	29,765	31,513	27,925
Basic earnings (loss) per share			
Income before extraordinary loss	$ 0.15	$ 0.84	$ 1.22
Extraordinary loss, net	(0.15)	–	(0.04)
Net income	$ –	$ 0.84	$ 1.18
Diluted earnings (loss) per share			
Income before extraordinary loss	$ 0.15	$ 0.80	$ 1.15
Extraordinary loss, net	(0.15)	–	(0.04)
Net income	$ –	$ 0.80	$ 1.11

Stock-based Compensation – Stock Option Plans

Under the Company's 1992, 1993 and 2000 Stock Option Plans, as amended, a maximum of 1,058,750, 4,650,000 and 2,542,566 options, respectively, may be granted to directors, officers and employees. The plans provide for the issuance of incentive stock options and nonqualified options which have a maximum term of 10 years and are, generally, exercisable in yearly installments ranging from 20% to 25%, commencing one year after the date of grant.

Stock options outstanding are as follows:

	2002 Options	Weighted-Average Exercise Price	2001 Options	Weighted-Average Exercise Price	2000 Options	Weighted-Average Exercise Price
Outstanding options at beginning of fiscal year...	4,166,184	$ 6.72	3,920,498	$ 5.29	3,959,487	$ 4.48
Options granted....	1,345,384	7.15	611,250	15.47	518,200	10.25
Options exercised ..	(1,202,357)	5.05	(246,374)	4.65	(380,989)	4.11
Options canceled...	(364,360)	7.34	(119,190)	8.87	(176,200)	4.49
Outstanding options at end of fiscal year ..	3,944,851	$ 7.32	4,166,184	$ 6.72	3,920,498	$ 5.29
Weighted-average fair value of options granted....	$4.21		$11.62		$6.78	

The following table summarizes information about stock options outstanding at April 28, 2002:

	Options Outstanding			Options Exercisable		
Ranges of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted-Average Exercise Price
$ .89 - $ 5.70	1,443,442	5.85 yrs.	$ 3.25	1,023,864	$ 3.27
5.88 - 11.25	1,804,025	8.33 yrs.	7.43	349,221	8.85
11.56 - 21.05	697,384	6.28 yrs.	15.47	295,184	15.47
$ .89 - $21.05	3,944,851	7.06 yrs.	$ 7.32	1,668,269	$ 6.60

Pro forma information regarding net income and earnings per share is required by Statement of Financial Accounting Standard No. 123, "Accounting for Stock-based Compensation" ("SFAS 123"). Had compensation costs for the Company's three stock option plans been determined based on the fair value at the grant dates for awards in fiscal years 2002, 2001 and 2000 consistent with the provisions of SFAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts disclosed below:

Fiscal Year Ended (In thousands, except per share data)	April 28, 2002	April 29, 2001	April 30, 2000
NET INCOME (LOSS)			
As reported......	$ (35)	$ 25,144	$ 31,071
Pro forma........	$ (3,405)	$ 23,641	$ 29,055
EARNINGS (LOSS) PER COMMON SHARE			
Basic			
As reported......	$ –	$ 0.84	$ 1.18
Pro forma........	$ (0.12)	$ 0.79	$ 1.10
Diluted			
As reported......	$ –	$ 0.80	$ 1.11
Pro forma........	$ (0.11)	$ 0.75	$ 1.04

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Fiscal Year	Risk-Free Interest Rate	Original Expected Life	Expected Volality	Expected Dividends
2002	4.49%	5 years	70.0%	None
2001	5.06%	5 years	70.0%	None
2000	5.80%	5 years	70.0%	None

The pro forma effect on net income (loss) for fiscal 2002, 2001 and 2000 is not representative of the pro forma effect on net income for future years because it does not take into account pro forma compensation expense related to grants made prior to fiscal 1996 or the potential for issuance of additional stock options in future years.

Stock-based Compensation – Deferred Bonus Plan

In fiscal 2001, the Company's stockholders approved the Deferred Bonus Plan. The Plan provides for the issuance of nonvested stock to eligible officers and employees who agree to receive a deferred bonus in the form of nonvested stock. The vesting of the stock is dependent upon continued service to the Company for a period of five years. At April 28, 2002, the nonvested stock issued in connection with the Plan totaled 355,898 shares, of which 40,277 shares were issued during fiscal year ended April 28, 2002, at $8.92, the weighted-average fair value of the nonvested stock at the grant date. For the fiscal year ended April 28, 2002, the Company recorded an unearned compensation contra account in consolidated stockholders' equity equal to the fair value of the nonvested award and recorded compensation expense for the portion of unearned compensation that had been earned through April 28, 2002. Compensation expense related to stock-based compensation totaled $376,000 in fiscal 2002, $900,000 in fiscal 2001, and $0 in fiscal 2000.

Stock Repurchase

In November 2000, the Company's Board of Directors approved a stock repurchase program allowing for the purchase of up to 1.5 million shares of the Company's outstanding common stock. In January 2001, the Board of Directors approved an additional 1.5 million shares under the stock repurchase program. In October 2001, the Board of Directors resolved that the Company buy up to $25.0 million of stock in the Corporation even if the total number of shares to be purchased exceeds the 3.0 million shares previously authorized by the board. As of April 28, 2002, a total of 3.0 million shares of common stock had been repurchased at a total cost of $24.7 million.

Stockholder Rights Plan

In February 1997, the Company adopted a Stockholder Rights Plan. The Plan is designed to preserve the long-term value of the shareholders' investment in the Company. Under the Plan, each shareholder will receive a distribution of one Right for each share of the Company's outstanding common stock. The Rights were distributed to shareholders of record on March 3, 1997 and will expire ten years thereafter. Each right entitles the holder to purchase one one-thousandth (1/1,000) of a share of a new series of participating preferred stock at an initial exercise price of $12.50. Initially the rights are represented by the Company's common stock certificates and are not exercisable. The rights become exercisable shortly after a person or group acquires beneficial ownership of 15% or more of the Company or publicly announces its intention to commence a tender or exchange offer that would result in the 15% beneficial ownership level. Under certain circumstances involving a buyer's acquisition of a 15% position in the Company, all Rights holders except the buyer will be entitled to purchase common stock at half price. If the Company is acquired through a merger, after such an acquisition, all Rights holders except the buyer will be entitled to purchase stock in the buyer at half price. The Company may redeem the Rights at one cent each at any time before a buyer acquires 15% of the Company's stock.

12. Employee Benefit Plans

401(k) Plan

The Company has a 401(k) plan substantially covering all of its employees. The Company's contribution expense related to the 401(k) plan was approximately $2.0 million in fiscal 2002, $1.8 million in fiscal 2001 and $0.9 million in fiscal 2000. The Company's contribution is based on a percentage of employee contributions and may include an additional discretionary amount. The 401(k) plan allows employees to invest no more than 5% of their contribution in the Company's common stock.

Insurance Plan

The Company has a qualified employee insurance plan covering all employees who work an average of 32 hours or more per week on a regular basis. The plan, which is self-funded by the Company with respect to claims below a certain maximum amount, requires contributions from eligible employees and their dependents. The Company's contribution expense for the plan was approximately $40.3 million in fiscal 2002, $28.8 million in fiscal 2001 and $14.5 million in fiscal 2000.

13. Business Interruption Insurance Recoveries

During the fiscal year ended April 28, 2002, the Isle of Capri recorded $4.2 million in business interruption insurance proceeds. These amounts are recorded in the accompanying consolidated statements of operations in the line item "Marketing and Administrative Operating Expenses." All of the business interruption insurance proceeds relate to the flooding of the Mississippi River that closed the Isle-Marquette from April 18, 2001 through May 2, 2001 and the Rhythm City-Davenport from April 18, 2001 through May 20, 2001.

14. Accrued Litigation Settlement

During the fiscal year ended April 28, 2002, Isle of Capri recorded a $2.6 million charge for an accrued litigation settlement, net of insurance proceeds, related to the Isle-Lake Charles.

15. Valuation Charge

During the fourth quarter of fiscal 2002, under provision of SFAS 121, the Company determined that it would not be able to recover the net book value of the Isle-Tunica or the Lady Luck-Las Vegas based on current real estate and market conditions in Tunica, Mississippi and recent offers to purchase the properties. As such, the Company recorded in the line item "Valuation Charge" in the accompanying consolidated statements of operations an impairment write-down of $59.2 million, representing the difference between the Isle-Tunica's and the Lady Luck-Las Vegas' net book values of $80.7 million and their estimated fair values less estimated costs to sell. Fair values were based on the most recent offer to purchase the assets. In addition, as the Company has committed to a disposal plan in the fourth quarter of 2002 and begun aggressively seeking a buyer of the Isle-Tunica and the Lady Luck-Las Vegas, the Company reclassified the net book value of these properties to "Property held for sale" in the accompanying consolidated balance sheets as of April 28, 2002.

In addition, the Company recorded a valuation allowance totaling $2.2 million in fiscal 2002 and $1.0 million in fiscal 2001 to reflect the write-down of marine assets held for sale.

16. Preopening Expenses

Preopening expenses of $3.9 million, $0.2 million and $3.4 million represent salaries, benefits, training, marketing and other costs incurred in connection with the opening of the Isle-Boonville on December 6, 2001, the Isle Boonville on December 6, 2001 the Isle-Tunica on July 26, 1999, respectively.

17. Other Charges

During fiscal 2001, other charges of $8.2 million included a $3.0 million loss due to the write-off of abandoned expansion projects assets at the Isle-Biloxi, a $2.9 million loss due to the termination of the joint venture as a result of Bankruptcy Court filings by Commodore Holdings, Ltd., the operator of the Enchanted Capri and owner of the remaining 50% interest in the joint venture, a $1.4 million buyout of the Crowne Plaza license at the Isle-Biloxi, and a $0.9 million loss relating to the write-off of the theater production contracts at the Isle-Tunica.

18. Income Taxes

Income tax provision (benefit) consists of the following:

Fiscal Year Ended (In thousands)	April 28, 2002	April 29, 2001	April 30, 2000
CURRENT:			
Federal	**$ (13,176)**	$ 10,430	$ 6,891
State	**1,966**	506	538
	(11,210)	10,936	7,429
DEFERRED:			
Federal	**12,307**	8,705	15,928
State	**(16)**	863	1,482
	12,291	9,568	17,410
	1,081	20,504	24,839
Extraordinary Loss	**(2,672)**	–	(634)
	$ 3,753	$ 20,504	$ 25,473

A reconciliation of income tax provision (benefit) to the statutory corporate federal tax rate of 35% is as follows:

Fiscal Year Ended (In thousands)	April 28, 2002	April 29, 2001	April 30, 2000
Statutory tax provision (benefit)	**$ 364**	$ 16,033	$ 19,569
EFFECTS OF:			
State taxes	**1,267**	890	2,021
Goodwill	**–**	3,355	1,556
Fines and penalties	**439**	120	307
Employment tax credits	**(1,164)**	(148)	201
Other	**175**	254	1,185
	$ 1,081	$ 20,504	$ 24,839

Significant components of the Company's net deferred income tax liabilities are as follows:

Fiscal Year Ended (In thousands)	April 28, 2002	April 29, 2001
DEFERRED TAX LIABILITIES:		
Property and equipment	**$ 89,682**	$ 64,750
Other	**(6,647)**	2,427
Total deferred tax liabilities	**83,035**	67,177
DEFERRED TAX ASSETS:		
Dividends	**258**	258
Write-down of assets held for sale	**40,838**	21,202
Hedging transactions	**2,364**	–
Accrued expenses	**12,771**	5,233
Charitable contribution carryover	**116**	366
Alternative minimum tax credit	**3,787**	2,483
Employment tax credits	**1,163**	513
Net operating losses	**30,463**	34,305
Other	**4,907**	6,564
Total deferred tax assets	**96,667**	70,924
Valuation allowance on deferred tax assets	**–**	(4,773)
Net deferred tax assets	**96,667**	66,151
Net deferred tax (asset)/liability	**$ (13,632)**	$ 1,026

At April 28, 2002, the valuation allowance on the deferred tax assets was no longer required. Goodwill related to the Isle-Lake Charles acquisition was reduced to reflect the elimination of the valuation allowance.

At April 28, 2002, the Company had alternative minimum tax credits that can be carried forward indefinitely to reduce future regular tax liabilities. Additionally, as of April 28, 2002, the Company had federal net operating loss carryforwards of $87.0 million for income tax purposes, with expiration dates from 2008 to 2019. The net operating losses are subject to limitation under the income tax regulations, which may limit the amount ultimately utilized.

The Internal Revenue Service ("IRS") has completed examinations of our federal consolidated income tax returns for fiscal years ended April 1994-April 1997 and currently is examining the returns for fiscal years ended April 1998-April 2000. The IRS has proposed adjustments in connection with the examinations for the April 1994-April 1998 returns but a final determination has not been made. We believe that the Company's positions comply with applicable tax law and intend to defend the Company's positions vigorously. The ultimate disposition of these matters could require the Company to make additional payments to the IRS. Nonetheless, we believe that the Company has adequately provided for any foreseeable payments related to these matters and consequently do not anticipate any material earnings impact from the ultimate resolution of these matters.

19. Extraordinary Loss

The Company incurred pre-tax extraordinary losses totaling $7.0 million in fiscal 2002 and $1.6 million in fiscal 2000. For fiscal 2002 these losses related to the extinguishment of debt, in connection with the refinancing of the Isle-Black Hawk's $75.0 million 13% First Mortgage Notes on December 18, 2001, and the refinancing of the Isle of Capri's Amended and Restated Credit Facility on March 27, 2002. These losses included early payment premiums, as well as the write-off of debt acquisition costs. For fiscal 2000, this loss was associated with the extinguishment of debt primarily related to debt associated with the acquisition of the Lady Luck on March 2, 2000. This loss included the write-off of debt acquisition costs. The income tax benefit from the extraordinary losses was approximately $2.7 million in fiscal 2002 and $0.6 million in fiscal 2000.

20. Fair Value of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents - The carrying amounts approximate fair value because of the short maturity of these instruments.

Short-term investments - The carrying amounts approximate fair value because of the short maturity of these instruments.

Restricted cash - The carrying amounts approximate fair value because of the short maturity of these instruments.

Long-term debt - The fair value of the Company's long-term debt is estimated based on the quoted market price of the underlying debt issue or, when a quoted market price is not available, the discounted cash flow of future payments utilizing current rates available to the Company for debt of similar remaining maturities. Debt obligations with a short remaining maturity are valued at the carrying amount.

The estimated carrying amounts and fair values of the Company's financial instruments are as follows:

	April 28, 2002		April 29, 2001	
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
FINANCIAL ASSETS:				
Cash and cash equivalents	$76,597	$76,597	$76,659	$76,659
Restricted cash	3,677	3,677	4,300	4,300
FINANCIAL LIABILITIES:				
8.75% Senior Subordinated Notes	$390,000	$401,700	$390,000	$354,900
9.00% Senior Subordinated Notes	200,000	206,000	–	–
First Mortgage Notes, Isle-Black Hawk	–	–	75,000	79,500
Senior Secured Credit Facility	325,000	326,625	554,250	554,250
Other long-term debt	94,299	94,299	19,871	19,871

21. Contingencies

One of our subsidiaries has been named, along with numerous manufacturers, distributors and gaming operators, including many of the country's largest gaming operators, in a consolidated class-action lawsuit pending in Las Vegas, Nevada. These gaming industry defendants are alleged to have violated the Racketeer Influenced and Corrupt Organizations Act by engaging in a course of fraudulent and misleading conduct intended to induce people to play their gaming machines based upon a false belief concerning how those gaming machines actually operate and the extent to which there is actually an opportunity to win on any given play. The suit seeks unspecified compensatory and punitive damages. A motion for certification of the class is currently pending before the court and no discovery as to the merits of the alleged claims has begun. At this time, the Company is unable to determine what effect, if any, the suit would have on our financial position or results of operations. However, the gaming industry defendants are committed to defend vigorously all claims asserted in the consolidated action.

In August 1997, a lawsuit was filed which seeks to nullify a contract to which Louisiana Riverboat Gaming Partnership is a party. Pursuant to the contract, Louisiana Riverboat Gaming Partnership pays a fixed amount plus a percentage of revenue to various local governmental entities, including the City of Bossier and the Bossier Parish School Board, in lieu of payment of a per-passenger boarding fee. Summary judgment in favor of Louisiana Riverboat Gaming Partnership was granted on June 4, 1998. That judgment was not appealed and is now final. On June 11, 1998, a similar suit was filed and the lower court rendered judgment in our favor on September 16, 1999. The case was reversed on appeal and remanded to the lower court for further proceedings. However, on October 8, 2001 the trial court dismissed the case again, this time on the basis that the plaintiffs lacked standing. The plaintiffs have amended the petition and continue to pursue this matter. The Company intends to vigorously defend this suit. In addition, a similar action was recently filed against the City of Bossier City, challenging the validity of its contracts with Louisiana Riverboat Gaming Partnership and other casinos. Exceptions have been filed requiring joinder of all interested parties, including Louisiana Riverboat Gaming Partnership. The Company believes the claims are without merit and intends to continue to vigorously defend this suit along with the other interested parties.

Lady Luck and several joint venture partners are defendants in a lawsuit brought by the country of Greece and its Minister of Tourism before the Greek Multi-Member Court of First Instance. The action alleges that the defendants failed to make specified payments in connection with the gaming license bid process for Patras, Greece. The payment the Company is alleged to have been required to make aggregates approximately 2.1 billion drachma (which was approximately $5.6 million as of April 28, 2002, based on published exchange rates). Although it is difficult to determine the damages being sought from the lawsuit, the action may seek damages up to that aggregate amount plus interest from the date of the alleged breach. The court granted summary judgment in our favor and dismissed the lawsuit, but the Ministry of Tourism has appealed the matter and the appeal was heard in April 2002. There has been no announcement as to whether there has been a decision on the appeal. Accordingly, the outcome is still in doubt and cannot be predicted with any degree of certainty. The Company believes the claims against us to be without merit and the Company intends to continue vigorously defending the claims asserted in this action.

The Company is engaged in various other litigation matters and has a number of unresolved claims. Although the ultimate liability of this litigation and these claims cannot be determined at this time, we believe that they will not have a material adverse effect on our consolidated financial position or results of operations.

The Company is subject to certain federal, state and local environmental protection, health and safety laws, regulations and ordinances that apply to businesses generally, and is subject to cleanup requirements at certain of its facilities as a result thereof. The Company has not made, and does not anticipate making, material expenditures or incurring delays with respect to environmental remediation or protection. However, in part because the Company's present and future development sites have, in some cases, been used as manufacturing facilities or other facilities that generate materials that are required to be remediated under environmental laws and regulations, there can be no guarantee that additional pre-existing conditions will not be discovered and that the Company will not experience material liabilities or delays.

22. Consolidating Condensed Financial Information

Certain of the Company's subsidiaries have fully and unconditionally guaranteed the payment of all obligations under the Company's $390.0 million 8.75% Senior Subordinated Notes due 2009, $200.0 million 9% Senior Subordinated Notes due 2012 and $500.0 million Senior Secured Credit Facility. The following table presents the consolidating condensed financial information of Isle of Capri Casinos, Inc., as the parent company, its guarantor subsidiaries and its non-guarantor subsidiaries as of April 28, 2002, April 29, 2001 and April 30, 2000.

ISLE OF CAPRI CASINOS, INC.

CONSOLIDATING CONDENSED GUARANTOR, NON-GUARANTOR AND PARENT COMPANY FINANCIAL INFORMATION

AS OF AND FOR THE YEARS ENDED APRIL 28, 2002, APRIL 29, 2001 AND APRIL 30, 2000

(In thousands)

	Isle of Capri Casinos, Inc. Guarantor (Parent Obligor)	(a) Wholly-Owned Guarantor Subsidiaries	(b) Non-Wholly-Owned Non-guarantor Subsidiaries	Consolidating and Eliminating Entries	Isle of Capri Casinos, Inc. Consolidated
Balance Sheet			As of April 28, 2002		
Current assets	$ 7,475	$ 113,900	$ 14,999	$ –	$ 136,374
Intercompany receivables	925,523	97,986	(12,183)	(1,011,326)	–
Investments in subsidiaries	190,389	273,342	425	(463,100)	1,056
Property and equipment, net	2,093	687,252	114,162	–	803,507
Other assets	22,630	341,439	35,217	–	399,286
Total assets	$ 1,148,110	$ 1,513,919	$ 152,620	$ (1,474,426)	$ 1,340,223
Current liabilities	$ 32,391	$ 98,919	$ 27,302	$ (2)	$ 158,610
Intercompany payables	38,791	956,216	16,319	(1,011,326)	–
Long-term debt, less current maturities	912,500	8,731	73,892	–	995,123
Deferred income taxes	–	–	–	–	–
Other accrued liabilities	5,027	1,000	10,275	–	16,302
Minority interest	–	–	–	10,990	10,990
Stockholders' equity	159,401	449,053	24,832	(474,088)	159,198
Total liabilities and stockholders' equity	$ 1,148,110	$ 1,513,919	$ 152,620	$ (1,474,426)	$ 1,340,223
Statement of Operations			For the fiscal year ended April 28, 2002		
Revenues:					
Casino	$ –	$ 946,689	$ 110,278	$ –	$ 1,056,967
Room, food, beverage and other	737	207,915	23,026	–	231,678
Gross revenues	737	1,154,604	133,304	–	1,288,645
Less promotional allowances	–	180,647	22,687	–	203,334
Net revenues	737	973,957	110,617	–	1,085,311
Operating expenses:					
Casino	–	187,513	16,342	–	203,855
Gaming taxes	–	205,358	21,709	–	227,067
Rooms, food, beverage and other	16,256	362,180	35,944	–	414,380
Accrued litigation settlement	–	2,600	–	–	2,600
Valuation charge	–	61,282	80	–	61,362
Management fee expense (revenue)	(36,315)	31,556	4,759	–	–
Depreciation and amortization	785	66,820	4,459	–	72,064
Total operating expenses	(19,274)	917,309	83,293	–	981,328
Operating income	20,011	56,648	27,324	–	103,983
Dividend income	26,000	–	–	(26,000)	–
Gain on disposal of assets	125	–	–	–	125
Interest expense	(81,016)	(98,625)	(11,157)	101,621	(89,177)
Interest income	98,013	4,242	216	(101,621)	850
Minority interest	–	–	–	(7,676)	(7,676)
Equity in income (loss) of unconsolidated joint venture	(46,376)	16,830	(30)	29,538	(38)

ISLE OF CAPRI CASINOS, INC.

CONSOLIDATING CONDENSED GUARANTOR, NON-GUARANTOR AND PARENT COMPANY FINANCIAL INFORMATION AS OF AND FOR THE YEARS ENDED APRIL 28, 2002, APRIL 29, 2001 AND APRIL 30, 2000 (CONT'D.)

(In thousands)

	Isle of Capri Casinos, Inc. Guarantor (Parent Obligor)	(a) Wholly-Owned Guarantor Subsidiaries	(b) Non-Wholly-Owned Non-guarantor Subsidiaries	Consolidating and Eliminating Entries	Isle of Capri Casinos, Inc. Consolidated
Income (loss) before income taxes and extraordinary loss	$ 16,757	$ (20,905)	$ 16,353	$ (4,138)	$ 8,067
Income tax provision (benefit)	18,209	(14,456)	–	–	3,753
Income before extraordinary loss	(1,452)	(6,449)	16,353	(4,138)	4,314
Extraordinary loss on extinguishment of debt (net of income tax benefit)	1,417	(1,908)	(6,769)	2,911	(4,349)
Net income (loss)	$ (35)	$ (8,357)	$ 9,584	$ (1,227)	$ (35)
Statement of Cash Flows			For the fiscal year ended April 28, 2002		
Net cash provided by operating activities	$ 2,450	$ 110,392	$ 32,083	$ 8,690	$ 153,615
Net cash provided by (used in) investing activities	38,360	(108,299)	(27,154)	(3,385)	(100,478)
Net cash used in financing activities	(38,279)	(2,764)	(7,075)	(5,081)	(53,199)
Net increase (decrease) in cash and cash equivalents	2,531	(671)	(2,146)	224	(62)
Cash and cash equivalents at beginning of the year	159	59,005	13,170	4,325	76,659
Cash and cash equivalents at end of the year	$ 2,690	$ 58,334	$ 11,024	$ 4,549	$ 76,597
Balance Sheet			As of April 29, 2001		
Current assets	$ 14,606	$ 92,445	$ 14,407	$ –	$ 121,458
Intercompany receivables	858,629	130,130	3	(988,763)	(1)
Investments in subsidiaries	256,497	256,877	–	(513,335)	39
Property and equipment, net	1,714	766,777	103,677	–	872,168
Other assets	33,350	352,746	3,147	–	389,243
Total assets	$ 1,164,796	$ 1,598,975	$ 121,234	$ (1,502,098)	$ 1,382,907
Current liabilities	$ 36,682	$ 110,457	$ 12,406	$ 1	$ 159,546
Intercompany payables	23,884	962,691	2,188	(988,763)	–
Long-term debt, less current maturities	926,750	15,279	76,156	–	1,018,185
Deferred income taxes	11,434	4,129	–	–	15,563
Other accrued liabilities	–	9,670	–	–	9,670
Minority interest	–	–	–	13,902	13,902
Stockholders' equity	166,046	496,749	30,484	(527,238)	166,041
Total liabilities and stockholders' equity	$ 1,164,796	$ 1,598,975	$ 121,234	$ (1,502,098)	$ 1,382,907
Statement of Operations			For the fiscal year ended April 29, 2001		
Revenues:					
Casino	$ –	$ 855,150	$ 101,997	$ –	$ 957,147
Room, food, beverage and other	528	202,883	17,790	–	221,201
Gross revenues	528	1,058,033	119,787	–	1,178,348
Less promotional allowances	–	175,879	19,668	–	195,547
Net revenues	528	882,154	100,119	–	982,801

ISLE OF CAPRI CASINOS, INC.

CONSOLIDATING CONDENSED GUARANTOR, NON-GUARANTOR AND PARENT COMPANY FINANCIAL INFORMATION AS OF AND FOR THE YEARS ENDED APRIL 28, 2002, APRIL 29, 2001 AND APRIL 30, 2000 (CONT'D.)

(In thousands)

	Isle of Capri Casinos, Inc. Guarantor (Parent Obligor)	(a) Wholly-Owned Guarantor Subsidiaries	(b) Non-Wholly-Owned Non-guarantor Subsidiaries	Consolidating and Eliminating Entries	Isle of Capri Casinos, Inc. Consolidated
Operating expenses:					
Casino	–	177,392	14,817	–	192,209
Gaming taxes	–	172,489	20,082	–	192,571
Room, food, beverage and other	(1,409)	348,990	35,596	–	383,177
Depreciation and amortization	1,179	64,597	3,336	–	69,112
Total operating expenses	(230)	763,468	73,831	–	837,069
Operating income	758	118,686	26,288	–	145,732
Gain on disposal of assets	–	271	–	–	271
Interest expense, net	(92,128)	(96,415)	(11,688)	101,289	(98,942)
Interest income	100,687	5,524	184	(101,289)	5,106
Minority interest	–	–	–	(6,357)	(6,357)
Dividend income	–	14,819	–	(14,819)	–
Equity in income (loss) of unconsolidated joint venture	31,236	29,046	–	(60,444)	(162)
Income (loss) before income taxes	40,553	71,931	14,784	(81,620)	45,648
Income tax provision	15,418	5,086	–	–	20,504
Net income (loss)	$ 25,135	$ 66,845	$ 14,784	$ (81,620)	$ 25,144
Statement of Cash Flows					
Net cash provided by (used in) operating activities	$(183,107)	$ 439,057	$ 14,802	$ (196,602)	$ 74,150
Net cash provided by (used in) investing activities	41,265	(453,984)	(8,570)	195,911	(225,378)
Net cash provided by (used in) financing activities	63,056	(4,129)	297	691	59,915
Net increase (decrease) in cash and cash equivalents	(78,786)	(19,056)	6,529	–	(91,313)
Cash and cash equivalents at beginning of the year	78,945	82,514	6,513	–	167,972
Cash and cash equivalents at end of the year	$ 159	$ 63,458	$ 13,042	$ –	$ 76,659
Statement of Operations	For the year ended April 30, 2000				
Revenues:					
Casino	$ –	$ 530,803	$ 88,548	$ –	$ 619,351
Room, food, beverage and other	1,353	127,318	11,774	–	140,445
Gross revenues	1,353	658,121	100,322	–	759,796
Less promotional allowances	–	97,957	15,135	–	113,092
Net revenues	1,353	560,164	85,187	–	646,704

ISLE OF CAPRI CASINOS, INC.

CONSOLIDATING CONDENSED GUARANTOR, NON-GUARANTOR AND PARENT COMPANY FINANCIAL INFORMATION

AS OF AND FOR THE YEARS ENDED APRIL 28, 2002, APRIL 29, 2001 AND APRIL 30, 2000 (CONT'D.)

(In thousands)

	Isle of Capri Casinos, Inc. Guarantor (Parent Obligor)	(a) Wholly Owned Guarantor Subsidiaries	(b) Non-Wholly Owned Non-guarantor Subsidiaries	Consolidating and Eliminating Entries	Isle of Capri Casinos, Inc. Consolidated
Operating expenses:					
Casino	–	103,509	12,596	–	116,105
Gaming taxes	–	105,232	17,340	–	122,572
Room, food, beverage and other	(4,997)	223,404	33,778	–	252,185
Depreciation and amortization	1,030	39,202	2,114	–	42,346
Total operating expenses	(3,967)	471,347	65,828	–	533,208
Operating income	5,320	88,817	19,359	–	113,496
Gain on disposal of assets	3,092	14	–	–	3,106
Interest expense, net	2,804	(47,683)	(10,754)	–	(55,633)
Minority interest	–	–	–	(3,700)	(3,700)
Equity in income (loss) of unconsolidated joint venture	44,686	–	–	(44,427)	259
Income (loss) before income taxes and extraordinary loss	55,902	41,148	8,605	(48,127)	57,528
Income tax provision	10,977	14,496	–	–	25,473
Income (loss) before extraordinary loss	44,925	26,652	8,605	(48,127)	32,055
Extraordinary loss on extinguishment of debt (net of applicable income tax benefit)	–	(984)	–	–	(984)
Net income (loss)	$ 44,925	$ 25,668	$ 8,605	$ (48,127)	$ 31,071
Statement of Cash Flows					
Net cash provided by (used in) operating activities	$ (307,048)	$ 267,908	$ 13,825	$ 155,798	$ 130,483
Net cash provided by (used in) investing activities	(63,577)	(21,108)	(17,475)	(155,798)	(257,958)
Net cash provided by (used in) financing activities	407,411	(196,327)	(754)	–	210,330
Net increase (decrease) in cash and cash equivalents	36,786	50,473	(4,404)	–	82,855
Cash and cash equivalents at beginning of the year	35,826	38,374	10,917	–	85,117
Cash and cash equivalents at end of the year	$ 72,612	$ 88,847	$ 6,513	$ –	$ 167,972

(a) Certain of the Company's wholly-owned subsidiaries were guarantors on the 8.75% Senior Subordinated Notes, the 9% Senior Subordinated Notes and the Senior Secured Credit Facility including the following: the Isle-Biloxi, the Isle-Vicksburg, the Isle-Tunica, the Isle-Bossier City, the Isle-Lake Charles and PPI, Inc., IOC Holdings, L.L.C. and Riverboat Services, Inc. The Isle-Natchez, the Isle-Lula, the Isle-Bettendorf, and the Isle-Marquette became guarantors as of March 2, 2000, the date of the acquisition. The Isle-Boonville, the Isle-Kansas City, the Lady Luck-Las Vegas and the Isle-Davenport became guarantors as of their respective dates of acquisition.

(b) The following non-wholly-owned subsidiaries were not guarantors on the 8.75% Senior Subordinated Notes nor the 9% Senior Subordinated Notes: Isle of Capri Black Hawk L.L.C., Isle of Capri Black Hawk Capital Corp., Capri Air, Inc., Lady Luck Gaming Corp., Lady Luck Gulfport, Inc., Lady Luck Vicksburg, Inc., Lady Luck Biloxi, Inc., Lady Luck Central City, Inc., IOC-Coahoma, Inc., Pompano Park Holdings, L.L.C., Casino America of Colorado, Inc., ASMI Management, Inc. and IOC Development, LLC., Casino America, Inc., ICC Corp., International Marco Polo Services, Inc., IOC-St. Louis County, Inc., IOC, L.L.C., Isle of Capri Casino Colorado, Inc., Isle of Capri of Michigan LLC, Lady Luck Bettendorf Marina Corp., Water Street Redevelopment Corporation, Casino Parking, Inc., IOC-Black Hawk Distribution Company, LLC, Isle of Capri of Jefferson County, Inc., Lady Luck Scott City, Inc. and Louisiana Horizons, L.L.C.

23. Selected Quarterly Financial Information (Unaudited)

Fiscal Quarters Ended (In thousands, except per share data)	July 29, 2001	October 28, 2001	January 27, 2002	April 28, 2002
Net revenues	$ 257,588	$ 260,506	$ 262,135	$ 305,082
Operating income (loss)	34,367	40,580	35,906	(6,870)
Income (loss) before extraordinary loss	5,854	10,435	8,082	(20,057)
Extraordinary loss, net of income tax benefit	–	–	(2,438)	(1,911)
Net income (loss)	5,854	10,435	5,644	(21,968)
Net income (loss) per common share before extraordinary loss:				
Basic	0.21	0.37	0.29	(0.71)
Diluted	0.20	0.35	0.27	(0.71)
Net income (loss) per common share:				
Basic	0.21	0.37	0.20	(0.78)
Diluted	0.20	0.35	0.19	(0.78)

Fiscal Quarters Ended (In thousands, except per share data)	July 30, 2000	October 29, 2000	January 28, 2001	April 29, 2001
Net revenues	$ 235,667	$ 233,794	$ 237,508	$ 275,831
Operating income	42,423	41,736	20,752	40,820
Net income (loss)	10,569	9,636	(2,958)	7,897
Net income (loss) per common share:				
Basic	0.35	0.32	(0.10)	0.27
Diluted	0.33	0.30	(0.10)	0.26

Quarterly data may not necessarily sum to the full year data reported in the Company's consolidated financial statements.

The third quarter of fiscal 2001 includes other charges of $4.3 million related to $2.9 million loss on investment in joint venture and $1.4 million write-off of Crowne Plaza license at the Isle-Biloxi.

The fourth quarter of fiscal 2001 includes other charges of $4.9 million related to $3.0 million write-off of abandoned expansion project assets at the Isle-Biloxi, $0.9 million relating to the write-off of the theater production contracts at the Isle-Tunica and $1.0 write-down of marine assets.

The first quarter of fiscal 2002 includes $0.25 million related to business interruption proceeds at the Isle-Marquette and $0.4 million related to preopening expenses incurred in preparation for the opening of the Isle-Boonville on December 6, 2001.

The second quarter of fiscal 2002 includes $1.25 million and $0.25 million related to business interruption proceeds at the Rhythm City-Davenport and the Isle-Marquette, respectively. The second quarter of fiscal 2002 also includes $1.1 million related to preopening expenses incurred in preparation for the opening of the Isle-Boonville on December 6, 2001.

The third quarter of fiscal 2002 includes $2.15 million and $0.25 million related to business interruption proceeds at the Rhythm City-Davenport and the Isle-Marquette, respectively. The third quarter of fiscal 2002 also includes $2.3 million related to preopening expenses incurred in preparation for the opening of the Isle-Boonville on December 6, 2001.

The fourth quarter of fiscal 2002 includes $59.2 million related to a valuation charge for the difference between net book value and estimated fair value less estimated costs to sell at the Isle-Tunica and the Lady Luck-Las Vegas. Also included in the fourth quarter of fiscal 2002 is a valuation charge of $2.2 million for a barge and hulls that have been in storage for future development and will be offered for sale in fiscal 2003 and $2.6 million related to an accrued litigation settlement at the Isle-Lake Charles.

24. Subsequent Event

Proposed Stock Offering

On May 24, 2002, the Company filed a registration statement with the SEC for a proposed offering of up to 6,152,500 shares of our common stock (which includes 802,500 shares to cover over-allotments). The Isle of Capri would sell up to 4,802,500 of such shares and certain stockholders, consisting of Bernard Goldstein, the Company's Chairman and Chief Executive Officer, and certain members of Mr. Goldstein's family and affiliated entities would sell up to the remaining 1,350,000 shares. The registration statement relating to these shares has not become effective, and the Company can give no assurances that it will become effective. In addition, the Company can provide no assurances as to whether any such offering will ultimately occur, the timing of any such offering or the price at which any shares may be sold, and therefore, the amount of proceeds the Company might raise.

Report of Independent Auditors

The Board of Directors and Stockholders
Isle of Capri Casinos, Inc.

We have audited the accompanying consolidated balance sheets of Isle of Capri Casinos, Inc. as of April 28, 2002 and April 29, 2001 and the related consolidated statements of operations, stockholders' equity, and cash flows for the years ended April 28, 2002, April 29, 2001 and April 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Isle of Capri Casinos, Inc. at April 28, 2002 and April 29, 2001, and the consolidated results of its operations and its cash flows for the years ended April 28, 2002, April 29, 2001 and April 30, 2000, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 1 to the consolidated financial statements, the Isle of Capri Casinos, Inc. adopted Statement of Financial Accounting Standards No. 142 in the year ended April 28, 2002.

ERNST & YOUNG LLP

New Orleans, Louisiana
June 7, 2002

Market For Registrant's Common Equity And Related Stockholders' Matters

(a) Market Information. Our common stock is traded on the Nasdaq National Market under the symbol "ISLE". The following table presents the high and low closing sales prices for our common stock as reported by the Nasdaq National Market for the fiscal periods indicated.

	High	Low
Fiscal Year Ending April 27, 2003		
First Quarter (through June 14, 2002)	$22.89	$ 16.50
Fiscal Year Ended April 28, 2002		
First Quarter	$10.25	$7.75
Second Quarter	9.24	6.49
Third Quarter	16.17	8.82
Fourth Quarter	21.50	14.42
Fiscal Year Ended April 29, 2001		
First Quarter	$ 17.25	$ 12.63
Second Quarter	16.63	10.13
Third Quarter	11.75	7.44
Fourth Quarter	10.69	8.00

(b) Holders of Common Stock. As of June 14, 2002, there were 1,320 holders of record of our common stock.

(c) Dividends. We have never declared or paid any dividends with respect to our common stock and the current policy of our Board of Directors is to retain earnings to provide for the growth of the company. In addition, our Senior Secured Credit Facility and the indentures governing our 8.75% Senior Subordinated Notes and our 9.00% Senior Subordinated Notes limit our ability to pay dividends. See "Item 8 — Index to Consolidated Financial Statements — Isle of Capri Casinos, Inc. — Notes to Consolidated Financial Statements — Note 8." Consequently, no cash dividends are expected to be paid on our common stock in the foreseeable future. Further, there can be no assurance that our current and proposed operations will generate the funds needed to declare a cash dividend or that we will have legally available funds to pay dividends. In addition, we may fund part of our operations in the future from indebtedness, the terms of which may prohibit or restrict the payment of cash dividends. If a holder of common stock is disqualified by the regulatory authorities from owning such shares, such holder will not be permitted to receive any dividends with respect to such stock. See "Item 1 — Business — Regulatory Matters."

Board of Directors

Bernard Goldstein
Chairman of the Board
and Chief Executive Officer
Isle of Capri Casinos, Inc.

John M. Gallaway
President and
Chief Operating Officer
Isle of Capri Casinos, Inc.

Allan B. Solomon
Executive Vice President,
General Counsel
and Secretary
Isle of Capri Casinos, Inc.

Robert S. Goldstein
President
Alter Trading Company

Jeffrey D. Goldstein
Chairman of the Board
and Chief Executive Officer
Alter Barge Line, Inc.

Emanuel Crystal
Chief Executive Officer
Jackson Iron and Metal
Company, Inc.

Alan J. Glazer
Regional Managing Partner
Morris Anderson & Associates

Randolph Baker
President
Thompson & Baker

Executive Officers

Bernard Goldstein
Chairman of the Board
and Chief Executive Officer

John M. Gallaway
President and
Chief Operating Officer

Allan B. Solomon
Executive Vice President,
General Counsel and Secretary

Rexford A. Yeisley
Senior Vice President,
Chief Financial Officer,
Treasurer and Assistant
Secretary

Timothy M. Hinkley
Senior Vice President
Operations

Roger W. Deaton
Regional Vice President
Operations

Robert S. Fiore
Regional Vice President
Operations

Thomas J. Carr
Regional Vice President
Operations

Les McMackin III
Vice President
Marketing

Robert F. Boone
Vice President
Human Resources

Gregory D. Guida
Vice President
Development

Donn R. Mitchell II
Vice President
Finance

David R. Teague
Vice President
Information Services

Richard L. Meister
Vice President
Construction and Design

Corporate Headquarters, Stockholder and Investor Relations

Isle of Capri Casinos, Inc.
1641 Popps Ferry Road
Suite B1
Biloxi, Mississippi 39532
228.396.7000
www.theislecorp.com

Independent Auditors

Ernst & Young LLP
New Orleans, Louisiana

Transfer Agent and Registrar

American Stock Transfer
& Trust Company
New York, New York

Properties (1-800-THE-ISLE)

Isle of Capri Casino Resort
151 Beach Boulevard
Biloxi, Mississippi 39530

Isle of Capri Casino
3990 Washington Street
Vicksburg, Mississippi 39180

Isle of Capri Casinos &
Entertainment Resort
777 Isle of Capri Parkway
Lula, Mississippi 38644

Isle of Capri Casino
53 Silver Street
Natchez, Mississippi 39120

Isle of Capri Casino
Entertainment Resort
Tunica
1600 Isle of Capri Boulevard
Robinsonville, Mississippi 38664

Isle of Capri Casino
711 Isle of Capri Boulevard
Bossier City, Louisiana 71171

Isle of Capri Casino
Lake Charles
307 I-10 Service Road
Westlake, Louisiana 70669

Isle of Capri Casino
401 Main Street
Black Hawk, Colorado 80422

Isle of Capri Casino
1777 Isle of Capri Parkway
Bettendorf, Iowa 52722

Isle of Capri Casino
30325 128th Street
Highway 18 West
Marquette, Iowa 52158

Rhythm City Casino
212 Brady Street
Davenport, Iowa 52801

Isle of Capri Casino
1800 East Front Street
Kansas City, Missouri 64120

Isle of Capri Casino
221 Main Street
Boonville, Missouri 65233

Lady Luck Casino Hotel
206 North Third Street
Las Vegas, Nevada 89101

Pompano Park Racing
1800 Southwest 3rd Street
Pompano Park, Florida 33069

A copy of the Company's annual report on form 10-K for Fiscal 2002, as filed with the Securities and Exchange Commission, is available without charge by written request to Mr. Rexford A. Yeisley at the corporate headquarters.

ISLE OF CAPRI CASINOS

RHYTHM CITY CASINO

LADY LUCK CASINO HOTEL

POMPANO PARK RACING

Isle of Capri Casinos, Inc. ∘ 1641 Popps Ferry Road, Suite B1 ∘ Biloxi, Mississippi 39532 ∘ 228.396.7000
www.theislecorp.com ∘ www.isleofcapricasino.com ∘ www.pompanopark.com